UniCredit

05009395


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2005
WASH. D.C.
213
SECTION

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

SUPPL

Milan, June 27th 2005

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at March 31 2005".

With kindest regards, we remain,

Yours faithfully,

PROCESSED
JUL 0 5 2005
THOMSON
FINANCIAL



UNICREDITO ITALIANO
Direzione Centrale



UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Sede Legale: Genova, Via Dante, 1 - Direzione Centrale: Milano, Piazza Cordusio - Capitale Sociale € 3.169.025.381,50 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova) - Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit


RECEIVED
JUN 29 2005
WASH. D.C.
213
SECTION

Consolidated Quarterly Report
as at 31 March 2005

transparency

fairness

responsibility

discussing

listening

value

creativity

growth

entrepreneurial spirit

competence

Values creating Value

UniCredito Italiano
Italian Stock Company
Registered Office: Genoa, Via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 3,169,025,381.50 fully paid in

UniCredit


transparency
fairness
responsibility
discussing
listening
value
creativity
growth
entrepreneurial
spirit
competence

Consolidated Quarterly Report as at **31 March 2005**








BOARD OF DIRECTORS AND BOARD OF AUDITORS

as at 12 May 2005

	Board of Directors
Carlo Salvatori *	Chairman
Franco Bellei * (substitutes for Chairman)	Deputy Chairmen
Gianfranco Gutty *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Luigi Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Paolo Vagnone **	
Anthony Wyand	
Marco Fantazzini	Company Secretary

	Board of Auditors
Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

* Member of the Chairman's Committee and Executive Committee
** Executive Committee Member



GENERAL MANAGEMENT

as at 12 May 2005

Alessandro Profumo	Managing Director/CEO
Paolo Fiorentino Dario Frigerio Andrea Moneta Roberto Nicastro	Group Deputy General Managers

Managers of the Main Operating Divisions and Head Office Departments

Roberto Nicastro	Retail
Alessandro Profumo (interim)	Corporate and Investment Banking
Dario Frigerio	Private Banking and Asset Management
Andrea Moneta	New Europe
Paolo Fiorentino	Global Banking Services
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Edoardo Massaglia	Corporate Identity
Fausto Galmarini	Credits
Elisabetta Magistretti	Administration
Ranieri de Marchis	Planning and Finance
Antonio Andrea Monari	Human Resources
Umberto Quilici	Group Information Systems
Franco Leccacorvi	Accounts



CONTENTS

Note to the Report on Operations

The following conventional symbols have been used in the tables:

- A dash (-) indicates that the item/figure is inexistent.
- Two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant.
- "N/A" indicates that the figure is not available.
- "XXX" figures note to be indicated.

Unless otherwise indicated, all amounts are in millions of euros.



CHART OF THE UNICREDIT GROUP

Chart of the UniCredit Group as at 31 March 2005

Fully consolidated companies and **companies accounted for using the equity method.**

SCOPE OF CONSOLIDATION

The Group chart as at 31 March 2005 shows the companies included within the scope of consolidation, grouped according to their Division and the method of consolidation (full consolidation or net equity method).

The Group's area of consolidation has not changed significantly over the last twelve months.

The establishment of the Global Banking Services Division in July 2004 made it necessary to restate figures for the Corporate and Investment Banking Division, which previously included Uniriscossioni and UniCredito Gestione Crediti, now falling within the new Division. The results of the Global Banking Services Division, the revenues of which consist mainly of income for services provided to other Group companies, are combined with those of the Parent Company and other companies.


UniCredit

GLOBAL BANKING SERVICES

RETAIL

CORPORATE AND INVESTMENT BANKING

PRIVATE BANKING AND ASSET MANAGEMENT

NEW EUROPE

OTHER COMPANIES

RETAIL

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA DI RISPARMIO DI CARPI S.p.A.
Main office: Carpi

UNICREDIT CLARIMA BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS PREVIDENZA S.I.M.p.A.
(in liquidation)
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

UNICREDIT ASSICURA S.r.l.
Main office: Milan

CORPORATE AND INVESTMENT BANKING

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYREREScOM Ltd
Main office: Dublin ◆

UBM SECURITIES INC.
Main office: New York ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

IKB CORPORATELAB S.A.
Main office: Luxembourg ✓◆

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Finanziarie e altre società

E2E INFOTECH Ltd.
Main office: London ◆

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO GLOBALE GEIE
Main office: Rome

TLX S.p.A.
Main office: Milan

UNICREDIT BROKER S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

ZAO LOCAT LEASING RUSSIA
Sede: Moscow ◆

PRIVATE BANKING AND ASSET MANAGEMENT

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.
Main office: Luxembourg ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Group Pioneer Global Asset Management

PIONEER GLOBAL ASSET MANAGEMENT S.p.A. - Main office: Milan

KI7 (7) LIMITED - Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd - Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Inc.
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

PIONEER GLOBAL INVESTMENTS (Australia) (PTY) Ltd
Main office: Melbourne ◆

PIONEER GLOBAL INVESTMENTS (Hk) Ltd
Main office: Hong Kong ◆

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

PIONEER PEKAO TFI S.A. - Main office: Warsaw ◆

PIXEL INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.
Main office: Bologna

ZB ASSET MANAGEMENT A.S.
Main office: Prague ◆

Sub-Group Pioneer USA ◆

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Republic of San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

SVILUPPO FINANZIARIA S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT PRIVATE WEALTH ADVISORY S.R.L.
Main office: Turin

XAA AGENZIA ASSICURATIVA S.p.A.
Main office: Milan

LEGEND ◆ Non-resident in Italy ✓ Consolidated using the proportional method

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Pekao Group ◆

BANK PEKAO S.A. - Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd - Main office: Luck

CDM PEKAO S.A. - Main office: Warsaw

CENTRUM KART S.A. - Main office: Warsaw

DRUKBANK Sp.zo.o. - Main office: Zamosc

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Varsavia

PEKAO LEASING Sp.zo.o.
Main office: Varsavia

PEKAO PIONEER PTE S.A. - Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D. - Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNICREDIT ZAGREBACKA BANKA D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD - Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
- Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL
KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL
DEGERLER A.S. - Main office: Istanbul ✓

STICHTING CUSTODY SERVICE KBN ✓
Main office: Amsterdam

Other banks ◆

BULBANK A.D. - Main office: Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A. - Main office: Bucharest

ZIVNOSTENSKA BANKA A.S. - Main office: Prague

Financial ◆

UNICREDIT SECURITIES S.A.
Main office: Bucharest

UNICREDIT LEASING AUTO BULGARIA EOOD
Main office: Sofia

UNICREDIT LEASING BULGARIA EAD
Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Pekao Group ◆

ANICA SYSTEM S.A. - Main office: Lublin

BDK CONSULTING Ltd - Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A. - Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

PEKAO ACCESS Sp.zo.o - Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM
MIROVINSKIM FONDOM - Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE OBVEZNIM
MIROVINSKIM FONDOM - Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O. - Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO
I TURIZAM D.D. - Main office: Umag

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O. - Main office: Zagreb

ZANE BH D.O.O. - Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Financial and other companies ◆

AGROCONS CENTRUM A.S.
(in liquidation) - Main office: Bratislava

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

BREAKEVEN S.r.l.
Main office: Verona

UNIRISCOSSIONI S.p.A.
Main office: Turin

Ancillary companies

CORDUSIO IMMOBILIARE S.p.A.
Main office: Milan

QUERCIA SOFTWARE S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: (Cologno Monzese) Mi

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

I-FABER S.p.A.
Main office: Milan

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Financial and other companies

FIDA SIM S.p.A. - Main office: Turin

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

UNICREDIT IRELAND FINANCIAL SERVICES Plc
Main office: Dublin ◆

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO
FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO -
FUNDING LLC II - Main office: Dover ◆

Ancillary companies

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

C.R. TRIESTE IRELAND Ltd
(in liquidation) - Main office: Dublin ◆

FIDIA S.G.R. S.p.A. - Main office: Milan

LISEURO S.p.A. - Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi - Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A. - Main office: Verona

KEY FINANCIAL INFORMATION AND ACCOUNTS

Main Group Figures

Financial Summary

(€ million)

PROFIT AND LOSS	FIRST QUARTER 2005	FIRST QUARTER 2004	CHANGE OVER Q1 2004	FULL YEAR 2004
Total revenues	2,712	2,488	+ 9.0%	10,375
of which: net interest income	*1,299*	*1,193*	*+ 8.9%*	*5,200*
net commission	*871*	*798*	*+ 9.1%*	*3,289*
Operating expenses	1,503	1,418	+ 6.0%	5,941
Operating profit	1,209	1,070	+ 13.0%	4,434
Profit before extraordinary items and income tax	881	798	+ 10.4%	2,988
Net profit	740	504	+ 46.8%	2,300
Group portion of net profit for the year	**693**	**466**	**+ 48.7%**	**2,131**

(€ million)

BALANCE SHEET	AS AT 31 MARCH 2005	AS AT 31 MARCH 2004	CHANGE OVER 31.03.2004	AS AT 31.12.2004
Total assets	276,529	245,046	+ 12.8%	265,855
Loans to customers	145,509	127,326	+ 14.3%	140,438
of which: non-performing loans	*2,676*	*2,493*	*+ 7.3%*	*2,621*
Securities	37,330	36,760	+ 1.6%	29,916
Equity investments	3,670	3,507	+ 4.6%	3,536
Direct and Indirect Deposits	424,989	384,819	+ 10.4%	410,130
- Due to customers and securities in issue	160,134	137,902	+ 16.1%	156,923
- Indirect deposits	264,855	246,917	+ 7.3%	253,207
- Indirect deposits under administration	*132,960*	*127,129*	*+ 4.6%*	*128,252*
- Indirect deposit under management	*131,895*	*119,788*	*+ 10.1%*	*124,955*
Subordinated debt	6,563	6,200	+ 5.9%	6,541
Shareholders' equity	**14,797**	**13,539**	**+ 9.3%**	**14,036**

STAFF AND BRANCHES	AS AT 31 MARCH 2005	AS AT 31 MARCH 2004	CHANGE OVER 31.03.2004	AS AT 31.12.2004
Number of employees	68,300	69,148	-848	68,571
Number of financial consultants	2,324	2,481	-157	2,355
Number of bank branches	4,455	4,491	-36	4,442

Profitability and Financial Ratios and Other Information

	AS AT 31 MARCH		CHANGE OVER	AS AT
	2005	2004	31.03.2004	31.12.2004
PROFITABILITY RATIOS (%)				
ROE [1]	21.6	15.5	+ 6.1	17.9
ROE (excluding goodwill amortisation)	23.8	17.9	+ 5.9	20.2
Operating profit / Total assets	1.75	1.75	-	1.67
Cost / income ratio	55.4	57.0	- 1.6	57.3
RISK RATIOS (%)				
Net non-performing loans / Loans to customers	1.84	1.96	- 0.12	1.87
Net bad and doubtful debts / Loans to customers	3.46	3.88	- 0.42	3.49

(€ thousands)

PRODUCTIVITY RATIOS [2]	2005	2004	Change over 31.03.2004	As at 31.12.2004
Total revenues per employee	159	144	+ 15	151
Total assets per employee	4,049	3,544	+ 505	3,877
Payroll costs per employee	52	48	+ 4	49

Notes: 1 Shareholders' equity used for the ratio was that at the end of the period (excluding net profit for the period but including profit from the previous period earmarked for reserves).
2 Employee numbers as at the end of the first quarter.

(€ million)

PROFIT AND LOSS ACCOUNT

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest income							
Q1 2005	627	362	27	292	-4	-5	1,299
Q1 2004	*562*	*372*	*26*	*259*	*-25*	*-1*	*1,193*
Net non-interest income							
Q1 2005	551	402	285	183	63	-71	1,413
Q1 2004	*454*	*352*	*257*	*151*	*86*	*-5*	*1,295*
TOTAL REVENUES							
Q1 2005	**1,178**	**764**	**312**	**475**	**59**	**-76**	**2,712**
Q1 2004	***1,016***	***724***	***283***	***410***	***61***	***-6***	***2,488***
Operating expenses							
Q1 2005	-762	-221	-180	-254	-98	12	1,503
Q1 2004	*-720*	*-214*	*-183*	*-220*	*-94*	*13*	*-1,418*
OPERATING PROFIT							
Q1 2005	**416**	**543**	**132**	**221**	**-39**	**-64**	**1,209**
Q1 2004	***296***	***510***	***100***	***190***	***-33***	***7***	***1,070***
Provisions and net writedowns							
Q1 2005	-94	-121	-2	-33	-2	-76	-328
Q1 2004	*-62*	*-107*	*-2*	*-33*	*3*	*-71*	*-272*
Extraordinary income							
Q1 2005	-2	-	-	3	202	4	207
Q1 2004	*-9*	*-*	*-*	*2*	*14*	*-5*	*2*
Income taxes for the period							
Q1 2005	-133	-171	-30	-41	9	18	348
Q1 2004	*-98*	*-161*	*-30*	*-41*	*10*	*24*	*-296*
NET PROFIT FOR THE PERIOD							
Q1 2005	**187**	**251**	**100**	**150**	**170**	**-118**	**740**
Q1 2004	***127***	***242***	***68***	***118***	***-6***	***-45***	***504***
- Minorities							
Q1 2005	-	-	-3	-47	-	3	47
Q1 2004	*-*	*-1*	*-1*	*-36*	*-*	*-*	*-38*
- NET PROFIT							
Q1 2005	**187**	**251**	**97**	**103**	**170**	**-115**	**693**
Q1 2004	***127***	***241***	***67***	***82***	***-6***	***-45***	***466***

(€ million)

BALANCE SHEET ITEMS	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Loans to customers							
as at 31 March 2005	58,240	69,592	1,630	14,987	11,921	-10,861	145,509
as at 31 March 2004	*50,126*	*61,916*	*1,125*	*12,076*	*14,123*	*-12,040*	*127,326*
Due to customers and securities in issue							
as at 31 March 2005	66,947	25,343	6,837	23,200	62,580	-24,773	160,134
as at 31 March 2004	*64,136*	*23,620*	*5,810*	*20,610*	*45,260*	*-21,534*	*137,902*

STAFF AND BRANCHES	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Number of employees							
as at 31 March 2005	24,721	5,269	3,574	27,702	7,034	-	68,300
as at 31 March 2004	*25,490*	*5,309*	*3,637*	*27,820*	*6,892*	-	*69,148*
Number of bank branches							
as at 31 March 2005	2,741	243	160	1,305	6	-	4,455
as at 31 March 2004	*2,828*	*211*	*164*	*1,280*	*8*	-	*4,491*

PROFITABILITY RATIOS	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Cost / Income Ratio (%)							
Q1 2005	64.7	28.9	57.7	53.5	n.s.	n.s.	55.4
Q1 2004	*70.9*	*29.6*	*64.7*	*53.7*	*n.s.*	*n.s.*	*57.0*

Note: The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro rata (excluding adjustments for positive consolidation differences, to which any goodwill amortisation made by the subsidiary directly was added). Any goodwill writedowns carried out directly by a subsidiary have been reclassified under Other Adjustments. For the Parent Company and other subsidiaries the figure for other net operating income (included in Net Non-interest Income), which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating costs.
Results as at 31 March 2004 for the Corporate and Investment Banking Division were restated due to the transfer of Uniriscossioni and UniCredito Gestione Crediti to the new Global Banking Services Division. The results for the latter were combined with those of the Parent Company and other companies.

(€ million)

BALANCE SHEET	AS AT		CHANGE OVER 31.12.04		AS AT	CHANGE OVER
	31.03.2005	31.12.2004	AMOUNT	PERCENT.	31.03.2004	31.03.2004
Assets						
Cash and balances with central banks and post offices	1,933	2,083	- 150	- 7.2%	1,492	+ 29.6%
Due from:						
- customers	145,509	140,438	+ 5,071	+ 3.6%	127,326	+ 14.3%
- banks	30,046	36,521	- 6,475	- 17.7%	30,486	- 1.4%
Trading securities	27,491	19,917	+ 7,574	+ 38.0%	26,202	+ 4.9%
Fixed assets:						
- investment securities	9,839	9,999	- 160	- 1.6%	10,558	- 6.8%
- equity investments	3,670	3,536	+ 134	+ 3.8%	3,507	+ 4.6%
- intangible and tangible fixed assets	4,123	4,082	+ 41	+ 1.0%	4,331	- 4.8%
- positive consolidation and net equity differences	1,034	1,062	- 28	- 2.6%	1,200	- 13.8%
- own shares	358	358	-	-	-	n.s.
Other items	52,526	47,859	+ 4,667	+ 9.8%	39,944	+ 31.5%
Total assets	**276,529**	**265,855**	**+ 10,674**	**+ 4.0%**	**245,046**	**+ 12.8%**
Liabilities and Shareholders' Equity						
Deposits:						
- Due to customers	102,957	103,817	- 860	- 0.8%	96,869	+ 6.3%
- Securities in issue	57,177	53,106	+ 4,071	+ 7.7%	41,033	+ 39.3%
- Due to banks	38,064	37,702	+ 362	+ 1.0%	44,581	- 14.6%
Specific reserves	4,828	4,476	+ 352	+ 7.9%	5,154	- 6.3%
Other liabilities	50,896	44,994	+ 5,902	+ 13.1%	36,542	+ 39.3%
Loan loss reserve	-	-	-	-	71	- 100.0%
Subordinated debt	6,563	6,541	+ 22	+ 0.3%	6,200	+ 5.9%
Negative differences on consolidation and net equity	54	54	-	-	62	- 12.9%
Minorities	1,193	1,129	+ 64	+ 5.7%	995	+ 19.9%
Shareholders' equity:						
- Capital. reserves and fund for general banking risks	14,104	11,905	+ 2,199	+ 18.5%	13,073	+ 7.9%
- Net profit	693	2,131	- 1,438	- 67.5%	466	+ 48.7%
Total liabilities and shareholders' equity	**276,529**	**265,855**	**+ 10,674**	**+ 4.0%**	**245,046**	**+ 12.8%**

(€ million)

PROFIT AND LOSS ACCOUNT

	Q1		CHANGE		YEAR
	2005	2004	AMOUNT	%	2004
Net interest	1,274	1,189	+ 85	+ 7.1%	4,920
Dividends and other income from equity investments	25	4	+ 21	n.s.	280
Net interest income	**1,299**	**1,193**	**+ 106**	**+ 8.9%**	**5,200**
Net commission	871	798	+ 73	+ 9.1%	3,289
Trading profit	287	292	- 5	- 1.7%	993
Other net operating income	255	205	+ 50	+ 24.4%	893
Net non-interest Income	**1,413**	**1,295**	**+ 118**	**+ 9.1%**	**5,175**
TOTAL REVENUES	**2,712**	**2,488**	**+ 224**	**+ 9.0%**	**10,375**
Payroll costs	-883	-837	- 46	+ 5.5%	-3,388
Other administrative expenses	-518	-475	- 43	+ 9.1%	-2,081
Writedowns of intangible and tangible fixed assets	-102	-106	+ 4	- 3.8%	-472
Operating expenses	**-1,503**	**-1,418**	**- 85**	**+ 6.0%**	**-5,941**
OPERATING PROFIT	**1,209**	**1,070**	**+ 139**	**+ 13.0%**	**4,434**
Amortisation of goodwill	-70	-71	+ 1	- 1.4%	-276
Provisions for risks and charges	-43	-10	- 33	+ 330.0%	-273
Net writedowns of loans and provisions for guarantees and commitments	-214	-192	- 22	+ 11.5%	-891
Provisions for possible loan losses	-	-	-	-	-
Net writedowns of financial investments	-1	1	- 2	n.s.	-6
Total writedowns and provisions	**-328**	**-272**	**-56**	**+ 20.6%**	**-1,446**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**881**	**798**	**+ 83**	**+ 10.4%**	**2,988**
Extraordinary income (charge) – net	207	2	+ 205	n.s.	218
Change in fund for general banking risks	-	-	-	-	+ 130
Income taxes for the period	-348	-296	- 52	+ 17.6%	-1,036
NET PROFIT FOR THE PERIOD	**740**	**504**	**+ 236**	**+ 46.8%**	**2,300**
Minorities	-47	-38	- 9	+ 23.7%	-169
NET PROFIT	**693**	**466**	**+ 227**	**+ 48.7%**	**2,131**

(€ million)

BALANCE SHEET	AS AT 31.03.2005	2004 31.12	2004 30.09	2004 30.06	2004 31.03
Assets					
Cash and balances with central banks and post offices	1,933	2,083	1,779	1,621	1,492
Due from:					
- customers	145,509	140,438	135,218	133,198	127,326
- banks	30,046	36,521	36,271	28,627	30,486
Trading securities	27,491	19,917	23,084	22,844	26,202
Fixed assets:					
- investment securities	9,839	9,999	9,976	10,080	10,558
- equity investments	3,670	3,536	3,534	3,496	3,507
- intangible and tangible fixed assets	4,123	4,082	4,224	4,371	4,331
- positive consolidation and net equity differences	1,034	1,062	1,117	1,163	1,200
- own shares	358	358	116	-	-
Other assets	52,526	47,859	43,090	38,138	39,944
Total assets	**276,529**	**265,855**	**258,409**	**243,538**	**245,046**
Liabilities and Shareholders' Equity					
Deposits:					
- due to customers	102,957	103,817	98,003	98,572	96,869
- securities in issue	57,177	53,106	48,343	41,207	41,033
- due to banks	38,064	37,702	45,385	42,830	44,581
Specific reserves	4,828	4,476	3,883	3,457	5,154
Other liabilities	50,896	44,994	41,618	37,196	36,542
Loan loss reserves	-	-	-	-	71
Subordinated debt	6,563	6,541	6,578	6,203	6,200
Negative differences on consolidation and net equity	54	54	59	62	62
Minorities	1,193	1,129	1,034	964	995
Shareholders' equity:					
- capital. reserves and fund for general banking risks	14,104	11,905	12,002	11,998	13,073
- net profit	693	2,131	1,504	1,049	466
Total liabilities and shareholders' equity	**276,529**	**265,855**	**258,409**	**243,538**	**245,046**

(€ million)

PROFIT AND LOSS ACCOUNT	2005	2004			
	Q 1	Q 4	Q 3	Q 2	Q 1
Net interest	1,274	1,304	1,217	1,210	1,189
Dividends and other income from equity investments	25	98	61	117	4
Net interest income	**1,299**	**1,402**	**1,278**	**1,327**	**1,193**
Net commission	871	869	767	855	798
Trading profit	287	173	233	295	292
Other net operating income	255	235	215	238	205
Net non-interest Income	**1,413**	**1,277**	**1,215**	**1,388**	**1,295**
TOTAL REVENUES	**2,712**	**2,679**	**2,493**	**2,715**	**2,488**
Payroll costs	-883	-859	-840	-852	-837
Other administrative expenses	-518	-566	-501	-539	-475
Writedowns of intangible and tangible fixed assets	-102	-130	-122	-114	-106
Operating expenses	**-1,503**	**-1,555**	**-1,463**	**-1,505**	**-1,418**
OPERATING PROFIT	**1,209**	**1,124**	**1,030**	**1,210**	**1,070**
Amortisation of goodwill	-70	-61	-72	-72	-71
Provisions for risks and charges	-43	-211	-26	-26	-10
Net writedowns of loans and provisions for guarantees and commitments	-214	-231	-222	-246	-192
Provisions for possible loan losses	-	-	-	-	-
Net writedowns of financial investments	-1	-10	4	-1	1
Total writedowns and provisions	**-328**	**-513**	**-316**	**-345**	**-272**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**881**	**611**	**714**	**865**	**798**
Extraordinary income (charge) - net	207	61	55	100	2
Change in fund for general banking risks	-	+ 130	-	-	-
Income taxes for the period	-348	-141	-264	-335	-296
NET PROFIT FOR THE PERIOD	**740**	**661**	**505**	**630**	**504**
Minorities	-47	-34	-50	-47	-38
NET PROFIT	**693**	**627**	**455**	**583**	**466**

Note: Quarterly Profit and Loss figures are calculated as the difference between progressive period-end totals and, in the case of companies drawing up Profit and Loss accounts in foreign currencies, are affected by exchange rate differences as at each period end. This applies especially to the zloty rate (Pekao Group Accounts) and the US dollar (principally Pioneer Group USA).



EXPLANATORY NOTES AND DIRECTORS' REMARKS

Profit and Loss Account

NET PROFIT

Net profit for the first quarter of 2005 was €693 million, representing an increase of nearly 50% over the corresponding period of the previous year (€466 million). This result benefited however from a capital gain of about €200 million from the sale of a 20.3% stake held in Autostrada Brescia Verona Vicenza Padova ("Serenissima") which accentuated the positive trend in profit before extraordinary items and income taxes. Even without this capital gain, profit was up by about 6% over the first quarter of 2004 due to growth in operating profit, and especially in total revenues.

Due to the mentioned capital gain, ROE was 21.6% on an annualised basis, but was still 15.4% excluding extraordinary income, compared to 15.5% for the first quarter of 2004 and 17.9% for the full year. Excluding amortisation of goodwill, ROE was 23.8% (17.6% excluding the "Serenissima" capital gain) compared to 17.9% for the first quarter of 2004 and 20.2% for the entire year.

OPERATING PROFIT

During the first quarter, the Group's operations grew despite a slowdown in economic growth in the euro area, and especially in Italy, which was already experiencing greater weakness in the economic cycle. European stock markets rose by about 3.5% for the quarter and by 12% over the twelve-month period (MIB30 was up by 4.1% and 19% respectively), while interbank interest rates remained largely unchanged from year-end 2004, and just above those of the first quarter of 2004 (for example one-month Euribor averaged 2.10% for the first quarter of 2005 compared to 2.12% for the previous quarter and 2.06% for the corresponding period of 2004). In currency markets, the dollar posted a modest gain against the euro (up by 5.1%) for the quarter, but the increase was not enough to bring it to March 2004 levels (down by 5.7% for the twelve months), while the zloty (in which the balance sheet and profit and loss account of the Pekao Group are denominated) remained stable for the quarter, but appreciated substantially for the year (up by 16%).

Against this background, the Group's total revenues reached €2,712 million, a 9% increase over the first quarter of 2004 (up by 7.8% net of exchange rate effects) as a result of steady growth in net interest income (up by 8.9% and by 7.4% at constant exchange rates) and net non-interest income (up by 9.1% and by 8.2% net of exchange rate effects). Thus the latter remained at just above 52% of total revenues.

Expenses were slightly higher than the quarterly average for 2004 with an increase of 6% (4.7% at constant exchange rates) due largely to stronger growth in the New Europe banks, which operate in economies with higher average inflation rates, and to extremely low expenses for the first quarter of 2004 in the Retail Division, subsequently absorbed in the second quarter. As a result, the cost/income

ratio fell to 55.4% in the first quarter of 2005 from 57% in the corresponding period of the previous year (57.3% for all of 2004). If recoveries in respect of taxes, duties and insurance, which are included in other operating income, were subtracted from expenses, the cost income ratio would be 54.3%.

(€ million)

	FIRST QUARTER 2005	2004 Q4	2004 AVERAGE FOR 4 QUARTERS	2004 Q1	CHANGE OVER Q1 2004 ACTUAL	CHANGE OVER Q1 2004 CONST. EXCH RATES
Net interest income	1,299	1,402	1,300	1,193	+ 8.9%	+ 7.4%
Net non-interest Income	1,413	1,277	1,294	1,295	+ 9.1%	+ 8.2%
Total revenues	**2,712**	**2,679**	**2,594**	**2,488**	**+ 9.0%**	**+ 7.8%**
Operating expenses	-1,503	-1,555	-1,485	-1,418	+ 6.0%	+ 4.7%
Operating profit	**1,209**	**1,124**	**1,109**	**1,070**	**+ 13.0%**	**+ 11.8%**
Cost/income ratio	**55.4**	**58.0**	**57.3**	**57.0**		

The result of these movements was that the Group's operating profit for the first quarter reached €1,209 million, substantially higher than the corresponding period of 2004 (up by 13% at current exchange rates and by 11.8% at constant exchange rates), and also higher than the last quarter of 2004 (up by 7.5%) and the quarterly average for the previous year (up by 9%).

OPERATING PROFIT BY DIVISION

If operating profit is analysed by Division (see corresponding sections for further comment), it can be seen that all Divisions made a positive contribution to the Group's operating profit. More specifically, the Retail Division's operating profit was up by 40.5% over the first quarter of 2004 due to strong growth in net interest income and commissions. At the same time the Corporate and Investment Banking Division reported growth of 6.5% due to an increase in commissions from investment banking activities. There was a significant rise in the Private Banking Division (up by 32% at current exchange rates and by 33.3% at constant exchange rates), which was also due to the increase in commissions

(€ million)

DIVISIONS	FIRST QUARTER 2005	2004 Q4	2004 AVERAGE FOR 4 QUARTERS	2004 Q1	CHANGE OVER Q1 2004 ACTUAL	CHANGE OVER Q1 2004 CONST. EXCH RATES
Retail	416	414	341	296	+ 40.5%	+ 40.5%
Corporate and Investment Banking	543	418	495	510	+ 6.5%	+ 6.5%
Private Banking and Asset Management	132	131	107	100	+ 32.0%	+ 33.3%
New Europe	221	219	206	190	+ 16.3%	+ 8.3%
Parent Company and other subsidiaries	-39	43	-6	-33	n.s.	n.s.
Consolidation adjustments	-64	-101	-34	7	n.s.	n.s.
Consolidated operating profit	**1,209**	**1,124**	**1,109**	**1,070**	**+ 13.0%**	**+ 11.8%**

received on higher volumes of assets under management, while growth in the New Europe Division (up by 16.3%) was partly due to a positive exchange rate effect (up by 8.3% at constant exchange rates). The slight decrease in absolute terms for the Parent Company and other companies was the result of the modest increase in operating expenses, with total revenues remaining largely stable.

NET INTEREST INCOME

Net interest income for the first quarter, which totalled €1,299 million including €25 million of dividends and other income on equity investments, rose by 8.9% over the corresponding period in 2004 (up by 7.4% net of exchange rate effects). This was partly due to the increase in profits from companies valued at net equity (included under "Dividends and other income from equity investments" and contributing a substantial portion of the increase in this total). Despite the modest fluctuations in interbank rates since the beginning of 2004, this increase was still considerable, even if only interest is taken into account (up by 7.1% at current exchange rates and by 5.6% at constant exchange rates) due to increased volume transacted, the impact of which was only partially offset by a narrowing of the loan-deposit rate spread resulting from the higher percentage of bonds in liabilities.

(€ million)

	FIRST QUARTER 2005	2004			CHANGE OVER Q1 2004	
		Q4	AVERAGE FOR 4 QUARTERS	Q1	ACTUAL	CONST. EXCH RATES
Net interest	1,274	1,304	1,230	1,189	+ 7.1%	+ 5.6%
Dividends and other income from equity investments	25	98	70	4	n.s.	n.s.
Margine d'interesse	**1,299**	**1,402**	**1,300**	**1,193**	**+ 8.9%**	**+ 7.4%**

The comparison with previous quarters was partially influenced by a negative exchange rate effect that largely accounted for the reduction compared with the fourth quarter of 2004, and by the securitisation transaction performed by Locat at the end of September (although these were offset by the increase in other operating income from the securitisation transaction), which diluted the increase over the first quarter of 2004.

The increase in net interest over the first quarter of 2004 was largely due to growth in the Retail Division (up by 9.3%), which was driven by the significant increase in loans (up by 16.2% on an annual basis at the end of March) despite the slight narrowing of the loan-deposit rate spread. The increase was due to a lesser extent to the New Europe Division (up by 10.8% at current exchange rates and by 4.3% at constant exchange rates) which was also the result of loan growth (up by 24% at current exchange rates and by 15.9% at constant exchange rates). The latter was only partially offset by the reduction in the spread on business transacted with customers. The reduction reported by the Corporate Banking Division (down by 3.2%), which was due to the securitisation transaction noted above, stands in contrast with the improvement achieved by the Parent Company and other companies (the latter, however, was offset by a reduction in trading profits which was partially tied to the performance of net interest income).

NET NON-INTEREST INCOME

Net non-interest income totalled €1,413 million, an increase of 9.1% over the first quarter of 2004 (up by 8.2% at constant exchange rates), as a result of the significant increase in commissions and other net operating income despite a modest decline in trading profits.

(€ million)

	FIRST QUARTER 2005	2004			CHANGE OVER Q1 2004	
		Q4	AVERAGE FOR 4 QUARTERS	Q1	ACTUAL	CONST. EXCH RATES
Net commission	871	869	822	798	+ 9.1%	+ 8.7%
Trading profits	287	173	248	292	- 1.7%	- 2.7%
Other net operating income	255	235	223	205	+ 24.4%	+ 21.4%
Net non-interest Income	**1,413**	**1,277**	**1,294**	**1,295**	**+ 9.1%**	**+ 8.2%**

Net commissions were only slightly higher than the high level in the fourth quarter of 2004 with a 9.1% increase over the corresponding period of the previous year (up by 8.7% even at constant exchange rates). This increase was the result of commissions from asset management and administration services which rose by 8% over the first quarter of 2004, and commissions on other business (up by 11.1% overall). The latter included a substantial increase in commissions on guarantees and loans (up by 26.3%) owing to results achieved by UBM in arranging loans.

Included in asset management and administration service commissions was a significant increase in commissions for trading and selling securities under administration and performing other related services (up by 14.3%) resulting from the activities of the Group's investment bank as well as segregated account transactions (up by 29%) confirming the success of the new product lines with numerous customisable features launched in 2004. There was also an increase in commissions on mutual funds (up by 4.8%) which was tied to a rise in inflows and asset levels, and commissions on the placement of insurance products were up by 5.5% after the decline reported in 2004.

After the natural adjustment in 2004 following four years of outstanding growth, trading profits remained largely unchanged from the corresponding period of the previous year (down by 1.7%), but were substantially higher (due to positive seasonal factors in the first quarter connected with the setting of budgets by customers) than those for the previous quarter (up by 66%) and the average quarterly trading profits for 2004 (up by 15.7%). There was an increase in activity with corporate customers over the first quarter of 2004 which was offset by a lower contribution from operations with institutional customers, market maker operations for retail customers and direct operations with the Parent Company (as noted, the latter were also tied to the increase in net interest income).

Other net operating income rose by €50 million (24.4%) over the first quarter of 2004 (up by €45 million at constant exchange rates, or 21.4%). This increase was mainly due to income from the Locat securitisation transaction (up by €13 million), the increase in stamp duty (up by €16 million, and a similar increase in administrative expenses following measures contained in the Budget), the reduction in monetary losses due to the drop in inflation in Turkey (up by €10 million) and other changes that had a lesser individual impact.

OPERATING EXPENSES

Operating expenses totalled €1,503 million representing a 6% increase over the first quarter of 2004, or a 4.7% increase at constant exchange rates. This increase was largely due to factors indicated in the comments on operating profit. Within this figure, payroll costs grew at a slightly slower rate than the total, while the higher increase in other administrative expenses (as noted earlier, the comparison of the latter was difficult due to the extremely low level of other administrative expenses in the corresponding period of the previous year) was partly offset by the reduction in writedowns on intangible and tangible fixed assets (which do not include goodwill amortisation).

(€ million)

	FIRST QUARTER 2005	2004			CHANGE OVER Q1 2004	
		Q4	AVERAGE FOR 4 QUARTERS	Q1	ACTUAL	CONST. EXCH RATES
Payroll costs	-883	-859	-847	-837	+ 5.5%	+ 4.5%
Other administrative expenses	-518	-566	-520	-475	+ 9.1%	+ 7.7%
Writedowns of intangible and tangible fixed assets	-102	-130	-118	-106	- 3.8%	- 6.4%
Operating expenses	**-1,503**	**-1,555**	**-1,485**	**-1,418**	**+ 6.0%**	**+ 4.7%**

Payroll costs rose by 5.5%, or by 4.5% at constant exchange rates, over the corresponding period of the previous year due to the following:

- A 2.0% increase (including a 1.1% increase due to exchange rate effects) in the Group's banks in Eastern Europe;
- A 3.5% increase for the Group's remaining banks and companies due to increases resulting from the need to cover or introduce specific specialist positions, higher charges for the bonus system (owing to good performance reported in the last quarter of 2004 and higher provisions for the current period) and the impact of the recent contract renewal on the first quarter of 2005. These increases were only partially absorbed by the overall reduction in staff as compared to 31 March 2004.

Over one-third of the increase in other administrative expenses was the result of taxes and duties (especially stamp duty), which rose by 25.8% over the first quarter of 2004 following increases imposed by the Budget. Excluding this item, the increase on an annual basis was 6.5% (5.3% at constant exchange rates), nearly two-thirds of which was from property rental and other related expenses (an overall increase of 8%), postal and telephone expenses (up by 10%) and maintenance expenses and rentals for furniture, machinery and equipment (up by 8.2%). As in the case of postal expenses, the latter remained more than 5% below the quarterly average in 2004.

NET PROFIT

Provisions and writedowns totalled €328 million for the quarter compared to €272 million for the first quarter of 2004. Profit before extraordinary items and income taxes for the quarter was €881 million representing a 10.4% increase over the corresponding period of the previous year.

Noteworthy items were as follows:

- Amortisation of goodwill and writedowns of positive consolidation differences of €70 million compared to €71 million for the first quarter of 2004;
- Provisions for risks and charges of €43 million compared to €10 million for the first quarter of 2004 to cover pending actions for revocation, lawsuits and other risks. This increase was primarily attributable to the Corporate Banking Division;
- Writedowns of loans and provisions for guarantees and commitments, net of write-backs, of €214 million compared to €192 million for the first quarter of 2004. The increase (€22 million or 11.5%) was largely due to higher writedowns in the Retail Division relating to the substantial increase in loans;
- Writedowns of financial investments, net of write-backs, of €1 million compared to net write-backs of €1 million for the first quarter of 2004.

Extraordinary items were a net positive total of €207 million including the previously noted capital gain of €200 million generated from the sale of our stake in the "Serenissima" Autostrada, compared to €2 million for the first quarter of 2004.

Income taxes of €348 million were up by 17.6% over the first quarter of 2004 and benefited from the tax consolidation scheme as in the previous period. Taxes fell to 32% of gross profit, due in part to the exemption of the capital gain on "Serenissima," compared to 37% for the first quarter of 2004.

Net profit for the first quarter was €740 million compared to €504 million for the first quarter of 2004 (up by 46.8%). After minorities of €47 million (compared to €38 million in the first quarter of 2004), the Group's portion of net profit was €693 million compared to €466 million for the corresponding period of the previous year (up by 48.7%).

NET PROFIT BY DIVISION

The following table shows the contribution of individual Divisions to net profit, reflecting the performance of operating profit. For further details see the appropriate section on each Division. The increase reported for the contribution of the Parent Company and other companies (up by €176 million over March 2004) was also due to the capital gain generated by the sale of equity investments.

(€ million)

DIVISIONS	FIRST QUARTER 2005	2004			CHANGE OVER Q1 2004	
		Q4	AVERAGE FOR 4 QUARTERS	Q1	ACTUAL	CONST. EXCH RATES
Retail	187	126	136	127	+ 60	+ 47.2%
Corporate and Investment Banking	251	213	236	241	+ 10	+ 4.1%
Private Banking and Asset Management	97	143	98	67	+ 30	+ 44.8%
New Europe	103	106	100	82	+ 21	+ 25.6%
Parent Company and other companies	170	224	65	-6	+ 176	n.s.
Consolidation adjustments	-115	-185	-102	-45	- 70	n.s.
Net profit	**693**	**627**	**533**	**466**	**+ 227**	**+ 48.7%**

LOANS TO CUSTOMERS

In the first quarter of 2005 loans in the banking industry grew at a faster pace than at the end of 2004. At the end of March, loans on the books of units operating in Italy (reported at face value and excluding non-performing loans and repo transactions) were 1.9% higher than year-end 2004, and were up by 8.1% on an annual basis (up by 5.5% in December 2004) owing to intense demand for medium and long-term loans (up by 14% in March 2005 compared to a rise of 13.3% in December 2004) as well as a related increase in short-term loans (up by 0.1% in March compared to a fall of 4.4% in December 2004). The Telecom-Tim merger, which was financed by a €10 billion syndicated loan, contributed significantly to loan growth in the first quarter. A breakdown of loan growth by sector clearly shows that the main contribution to overall loan growth in the first quarter of 2005 came from non-financial companies. The growth rate of loans to companies jumped to 7.2% in February 2005 (latest available data) as against a rise of 4.7% in December. Even if the amount for extraordinary financing is excluded, the growth of loans to non-financial companies would still be slightly higher than at the end of 2004, i.e. just above 5%. Loans to households continued to follow the trend established in previous months, with a two-figure increase again in February (up by 13.4%, as in December 2004) due to substantial growth in residential mortgages (up by 18.9% in February compared with a rise of 19.8% in December 2004) and consumer credit (up by 15.3% compared with a rise of 15.5% in December 2004).

In this environment the Group achieved additional growth during the quarter. In fact, at the end of March, loans to customers grew by 3.6% over the end of 2004, bringing annualised growth to 14.3% despite Locat's €2.5 billion securitisation transaction in September 2004, and at a much faster pace than in December (the annualised increase was 10.8% at the end of the previous period). Excluding repo transactions, which rose significantly over the twelve-month period, loans to customers rose by 3% for the quarter and by 10.4% over March 2004 (but by over 12% if securitised loans are included).

(€ million)

	AS AT		CHANGE OVER 31.12.04		AS AT	CHANGE OVER
	31.03.2005	31.12.2004	AMOUNT	PERCENT.	31.03.2004	31.03.2004
Loans (excluding Repos)	139,627	135,603	+ 4,024	+ 3.0%	126,473	+ 10.4%
Repo transactions	5,882	4,835	+ 1,047	+ 21.7%	853	..
Total loans to customers	**145,509**	**140,438**	**+ 5,071**	**+ 3.6%**	**127,326**	**+ 14.3%**

During the first quarter, UniCredit Banca also completed a major securitisation transaction involving performing mortgages (about €3 billion). The latter were reclassified at the end of March as other non-overdraft loans awaiting settlement of the transaction by the vehicle companies, thereby cancelling out the growth in the loan types affected by the transaction. Excluding the effects of this transaction, medium-term loans and mortgages grew steadily and still benefited from growth

in the property market and low interest rates. This aggregate grew by 4.1% for the quarter and by 19.7% on an annual basis. Overdraft lending rose by 3.2% over December 2004 and by 8.9% over March 2004, as did loans, including import-export finance and non-overdraft loans, which, excluding the securitised mortgages that are temporarily included in non-overdraft loans, rose by 3.4% for the quarter and by 5% on an annual basis. Loans under finance leasing contracts rose by 2.1% over December, but were down from March 2004 levels due to the securitisation transaction carried out at the end of September 2004.

The performance described had a positive impact on all Divisions for the quarter and full-year periods. On the other hand, loans made by the Parent Company and other subsidiaries, which were nearly unchanged from year-end 2004 levels, were down by 15.6% over the twelve-month period due to the reduction of Locat's borrowing requirement as a result of the securitisation transaction.

To be specific, the Retail Division reported an increase of 2.7% for the quarter and 16.2% over March 2004, while the Corporate Banking Division, where loan growth was also bolstered by repos, reported a 2.8% increase for the quarter on an equivalent basis and, despite the mentioned securitisation transaction, a 12.4% annual increase (the increases excluding repo transactions were 1.4% and 4.3% respectively). The increase in the New Europe Division (up by 6.7% over December and by 24.1% on an annual basis) was due to growth in business as well as exchange rate fluctuations (up by 5% for the quarter and by 15.9% over March 2004 at constant exchange rates).

(€ million)

DIVISIONS	AS AT			CHANGE OVER	
	31.03.2005	31.12.2004	31.03.2004	31.12.2004	31.03.2004
Retail	58,240	56,683	50,126	+ 2.7%	+ 16.2%
Corporate and Investment Banking	69,592	67,677	61,916	+ 2.8%	+ 12.4%
Private Banking and Asset Management	1,630	1,500	1,125	+ 8.7%	+ 44.9%
New Europe	14,987	14,051	12,076	+ 6.7%	+ 24.1%
Parent Company and other subsidiaries	11,921	12,077	14,123	- 1.3%	- 15.6%
Consolidation adjustments	-10,861	-11,550	-12,040	- 6.0%	- 9.8%
Total loans to customers	**145,509**	**140,438**	**127,326**	**+ 3.6%**	**+ 14.3%**

The market share of units operating in Italy posted further gains rising to 10.88% at the end of March compared to 10.83% at the beginning of the year and 10.79% in March 2004. This increase resulted from growth in medium and long-term lending even though the securitisation transaction, which was launched but has not been finalised, resulted in a shift of the mortgages underlying the transaction to short-term, thereby altering market share in the two lending areas. Market share in the medium and long-term loan area was 10.73% compared to 11.05% in December and 10.74% in March 2004, but would have been 11.13% if the securitised mortgages were included.

BAD AND DOUBTFUL DEBTS

In the first quarter the brisk pace of loan growth at industry level was accompanied by slower growth in non-performing loans due in part to the fact that the Parmalat default no longer affected the basis for comparison. For the industry as a whole, in February (latest available data) gross non-performing loans for units operating in Italy rose by about €2 billion over the previous year (up by 3.8% compared to a rise of 6% in December 2004). As a result, the ratio of gross non-performing loans to total loans (including non-performing loans) improved to 4.63% in February (4.80% in March 2004 and 4.72% in December). The Group's ratio of non-performing loans to loans, calculated using equivalent data, dropped slightly from 3.16% to 3.13% between March 2004 and March 2005.

During the quarter, the Group's gross bad and doubtful debts rose by about €226 million, or 2.4%, while writedowns of these debts rose by €91 million (up by 2%). In addition to these, there were general provisions in respect of performing loans, which posted an increase of €70 million over December, reaching a level of €1,376 million, or 0.97% of corresponding gross loans.

The book value of bad and doubtful debts therefore rose by €135 million for the quarter (up by 2.8%). This was primarily due to doubtful loans and, to a lesser extent, to non-performing loans, but growth over March 2004 was limited to 1.9%.

(€ million)

ASSET QUALITY	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.04 ASSOLUTA	CHANGE OVER 31.12.04 %	AS AT 31.03.2004	CHANGE OVER 31.03.2004
Non-performing loans	2,676	2,621	+ 55	+ 2.1%	2,493	+ 7.3%
Doubtful loans	2,081	1,991	+ 90	+ 4.5%	2,137	- 2.6%
Restructured loans and loans subject to restructuring	234	237	- 3	- 1.3%	293	- 20.1%
Loans to high-risk countries	45	52	- 7	- 13.5%	17	+ 164.7%
Total bad and doubtful debts (customers)	**5,036**	**4,901**	**+ 135**	**+ 2.8%**	**4,940**	**+ 1.9%**
Performing loans	140,473	135,537	+ 4,936	+ 3.6%	122,386	+ 14.8%
Total loans to customers	**145,509**	**140,438**	**+ 5,071**	**+ 3.6%**	**127,326**	**+ 14.3%**

As can be seen in the table below, the ratio of total bad and doubtful debts to total loans to customers dropped from 6.47% at the beginning of the year to 6.40% at the end of the quarter at face value, and from 3.49% to 3.46% at book value, with a relatively stable coverage ratio at just over 48%.

More specifically, if only problem loans are considered, the percentage of non-performing loans to total loans fell to 4.43% at face value and 1.84% at book value (4.50% and 1.87% respectively in December), with a stable coverage ratio of 60.2%. However the corresponding ratios for doubtful loans remained unchanged from the beginning of the year. The ratio of doubtful loans to gross loans was 1.71% (1.70% in December), while the ratio to net loans was 1.43% (1.42% at the end of the previous year) with a coverage ratio of 19.8%, as in December 2004.

The new entries included in non-performing loans and doubtful loans, net of those items transferred to performing loans, totalled about €470 million, a 3.6% reduction from the first quarter of 2004.

(€ million)

BAD AND DOUBTFUL DEBTS – CUSTOMERS – BY CATEGORY	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL BAD AND DOUBTFUL DEBTS
As at 31.03.05					
Face value	6,716	2,594	321	64	9,695
as a percentage of total loans	*4.43%*	*1.71%*	*0.21%*	*0.04%*	*6.40%*
Writedowns	4,040	513	87	19	4,659
as a percentage of face value	*60.2%*	*19.8%*	*27.1%*	*29.7%*	*48.1%*
Book Value	2,676	2,081	234	45	5,036
as a percentage of total loans	*1.84%*	*1.43%*	*0.16%*	*0.03%*	*3.46%*
As at 31.12.04					
Face value	6,586	2,484	334	65	9,469
as a percentage of total loans	*4.50%*	*1.70%*	*0.23%*	*0.04%*	*6.47%*
Writedowns	3,965	493	97	13	4,568
as a percentage of face value	*60.2%*	*19.8%*	*29.0%*	*20.0%*	*48.2%*
Book Value	2,621	1,991	237	52	4,901
as a percentage of total loans	*1.87%*	*1.42%*	*0.17%*	*0.04%*	*3.49%*

Finally, below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures at the end of 2004.

(€ million)

BAD AND DOUBTFUL DEBTS BY DIVISION	RETAIL	CORPORATE BANKING	NEW EUROPE	PARENT COMPANY AND OTHER	COMBINED TOTAL	CONSOLIDATED TOTAL
As at 31.03.05						
Face value	3,620	2,858	3,047	140	9,665	9,695
as a percentage of total loans	*6.04%*	*4.01%*	*17.53%*	*1.02%*	*5.95%*	*6.40%*
Writedowns	1,397	957	2,192	102	4,647	4,659
as a percentage of face value	*38.6%*	*33.5%*	*71.9%*	*72.9%*	*48.1%*	*48.1%*
Book Value	2,223	1,901	855	38	5,018	5,036
as a percentage of total loans	*3.82%*	*2.73%*	*5.71%*	*0.28%*	*3.21%*	*3.46%*
As at 31.12.04						
Face value	3,536	2,722	3,040	141	9,439	9,469
as a percentage of total loans	*6.06%*	*3.93%*	*18.53%*	*1.03%*	*5.98%*	*6.47%*
Writedowns	1,351	960	2,152	99	4,562	4,568
as a percentage of face value	*38.2%*	*35.3%*	*70.8%*	*70.2%*	*48.3%*	*48.2%*
Book Value	2,185	1,762	888	42	4,877	4,901
as a percentage of total loans	*3.86%*	*2.60%*	*6.32%*	*0.31%*	*3.21%*	*3.49%*

In the Retail Division, total gross bad and doubtful debts were up by €84 million for the quarter (primarily non-performing loans), to 6.04% of corresponding loans (compared to 6.06% in December 2004), with a coverage ratio of 38.6% (38.2% at the beginning of the year). Thus, the net amounts rose by €38 million to 3.82% of loans (3.86% in December 2004). The quarterly increase of €136 million in the Corporate Banking Division came almost entirely from doubtful loans, and the higher percentage of the latter was also the source of a reduction in the coverage ratio (33.5% compared to 35.3% at the beginning of the year). The Division's bad and doubtful debts as a percentage of gross debts therefore rose to 4.01% and to 2.73% at book value (3.93% and 2.60% respectively in December). On the other hand there was a further improvement in bad and doubtful loans in the New Europe Division, especially in book-value terms, with a drop in absolute value from €888 to 855 million for the quarter, and as a ratio to total loans (from 6.32% at the end of 2004 to 5.71% in March 2005).

DIRECT AND INDIRECT DEPOSITS

At the beginning of 2005 the Italian banking industry's direct deposits (i.e., deposits including CDs and bonds) rose at the same strong pace seen in 2004. Based on Italian Banking Association estimates, in March deposits rose by 5.3% on an annual basis (compared to a rise of 4.9% in December 2004), especially current accounts, which were up by 7% (as against 6.7% in December 2004), while bonds rose by 11.6% (as against 11.7% in December).

In terms of indirect deposits, the mutual fund market grew only modestly despite the good first-quarter performance of European stock markets (S&P and MIB were up by 4.5% over the end of 2004, and MSCI Europe was up by 3.4%). In March, funds' stock rose by 1.5% as a result of the performance effect, which has accounted for a 1.2% increase since the beginning of the year. There was a net inflow of €1.6 billion (net outflow of €4.6 billion for all of 2004) due to inflows to bond and flexible funds (including hedge funds) which amassed a total of €6.8 billion for the quarter (up by €6.9 billion in 2004) and more than offset the outflow from equity funds (down by €1.7 billion in the first quarter of 2005 and by €2.3 billion for all of 2004), liquidity funds (down by €3 billion for the quarter compared to a fall of €6.5 billion in 2004) and balanced funds (down by €512 million for the period compared to €2.7 billion in 2004). The composition of the fund portfolio mix also confirmed the existence of aversion to risk. Equity funds as a percentage of total funds did not grow (22.6% in March 2005, as in December 2004), while the share of fixed-income funds continued to grow (46.7% in March compared to 46.5% in December 2004). In addition, there was a gradual decline in the share of money market funds (to 17.3% from 18% in December 2004) and balanced funds (to 7.6% compared to 7.7%), while the percentage of flexible and hedge funds rose (5.8% of total funds in March compared to 5.3% in December).

As a result, total assets administered for Group customers rose by 3.6%, to about €425 billion, from the beginning of the year (due primarily to increased direct deposits in the form of securities and higher indirect deposits) and by 10.4% from March 2004.
During the quarter, there was a shift within this aggregate towards indirect deposits, which accounted for 62.3% of the total, up from 61.7% at the end of December, but still lower than the 64.2% reported in March 2004.

(€ million)

TYPE	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.04 AMOUNT	CHANGE OVER 31.12.04 PERCENT.	AS AT 31.03.2004	CHANGE OVER 31.03.2004
Direct deposits	**160,134**	**156,923**	**+ 3,211**	**+ 2.0%**	**137,902**	**+ 16.1%**
Total amounts due to customers (excluding repos)	89,531	87,301	+ 2,230	+ 2.6%	84,634	+ 5.8%
Repo transactions	13,426	16,516	- 3,090	- 18.7%	12,235	+ 9.7%
Securities in issue	57,177	53,106	+ 4,071	+ 7.7%	41,033	+ 39.3%
Indirect deposits [1]	**264,855**	**253,207**	**+ 11,648**	**+ 4.6%**	**246,917**	**+ 7.3%**
In administration	132,960	128,252	+ 4,708	+ 3.7%	127,129	+ 4.6%
Under management	131,895	124,955	+ 6,940	+ 5.6%	119,788	+ 10.1%
Direct and Indirect Deposits	**424,989**	**410,130**	**+ 14,859**	**+ 3.6%**	**384,819**	**+ 10.4%**

Note: 1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Marked to market.

DIRECT DEPOSITS

Direct deposits were €160.1 billion, a 2% increase for the quarter, despite the sharp decline in repo transactions (down by 18.7%), which was, however, offset by growth in securities in issue. Thus the annual increase was 16.1% as a result of growth in all components in addition to a positive exchange rate effect.

To be specific, securities in issue rose by 7.7% for the quarter and by 39.3% over the end of March 2004. Approximately €5.2 billion of the increase for the quarter was due to bond issues placed by the Parent Company to provide balanced financing for the Group's development plans in the area of medium and long-term loans. Bonds in issue reached a level of €31.1 billion compared to €24 billion at the end of December (up by 30% for the quarter) and €13.1 billion in March 2004. This increase was partly offset by the decline in outstanding certificates of deposit (down by 15.4% for the quarter and by 13% on an annual basis), which, as a result of the significant issuance of CDs by foreign branches in the second half of last year, reached a level of €23.1 billion at the end of March.

Finally, total customer deposits net of repos rose by 2.6% for the quarter despite unfavourable seasonal effects, and by 5.8% on an annual basis. Changes in this item, including primarily current account and savings deposits, are analysed by Division as follows:

(€ million)

DIVISIONS	AS AT 31.03.2005	AS AT 31.12.2004	AS AT 31.03.2004	CHANGE OVER 31.12.2004	CHANGE OVER 31.03.2004
Retail	43,137	42,033	40,788	+ 2.6%	+ 5.8%
Corporate and Investment Banking	12,091	11,811	10,903	+ 2.4%	+ 10.9%
Private Banking and Asset Management	5,007	4,892	4,170	+ 2.4%	+ 20.1%
New Europe	22,495	22,289	20,286	+ 0.9%	+ 10.9%
Parent Company and other subsidiaries	8,043	7,833	9,683	+ 2.7%	- 16.9%
Consolidation adjustments	-1,242	-1,557	-1,196	- 20.2%	+ 3.8%
Total customer deposits (net of Repos)	**89,531**	**87,301**	**84,634**	**+ 2.6%**	**+ 5.8%**

For the quarter and for the year all divisions reported positive performance. However despite growth in the first quarter of this year the Parent Company reported a 16.7% decline on an annual basis due to the exceptionally high level of deposits in March 2004 (the highest in recent years), a month that also benefited from a period of abundant liquidity in the markets. The Retail, Corporate Banking and Private Banking Divisions all reported deposit growth of about 2.5%. However for the twelve-month period the increase in the Retail Division (up by 5.8%) was in line with that of the Group; the Corporate Banking Division posted an increase of 10.9%, primarily due to UniCredit Banca d'Impresa; and the Private Banking Division reported growth of about 20% due to good performance in all its companies. Growth trends for New Europe (up by 0.9% over December and by 10.9% over March 2004) also benefited from exchange rates (at constant exchange rates, the increase over the twelve-month period was about 3%), and was affected by the growing shift of funds towards asset management products.

The Group's Italian units' market share of direct deposits with domestic customers, calculated on the basis of Italian Banking Association estimates, remained at year-end levels, due to an increase in our market share of current account deposits and bonds, which offset the decline in the estimated market share of repo-based deposits. On the other hand, market share rose by about a point over the twelve months due to growth in the market share of bonds.

INDIRECT DEPOSITS

The growth in customers' indirect deposits continued at the rapid pace of the previous quarter in respect of assets in administration (after the decline in September following the outflow of about €6 billion in relation to a block of listed securities) and under management, due to the award of additional asset management mandates to Pioneer. Thus indirect deposits rose to €264.9 billion at market values, representing a 4.6% increase for the quarter and a rise of 7.3% for the twelve-month period (despite the outflow of securities on deposit noted above). Within this aggregate, the administered component rose by 3.7% for the quarter and was still well above the level of March 2004 (up by 4.6%), while the managed component was up by 5.6% over December and by 10.1% on an annualised basis.

At market values, indirect deposits under administration[1] , which totalled €133 billion at the end of March, posted excellent performance in the New Europe Division (a total of €12.7 billion, representing an increase of 15% for the quarter). There was also significant growth in the Retail Division (up by 2.9% for the quarter to €68.3 billion) and the Private Banking and Asset Management Division (up by 1.8% for the quarter to €31.7 billion).

1. Indirect deposits under administration at market value include securities on deposit in customer portfolios, excluding Group's mutual funds portfolios, net of securities issued by Group companies (which are already included in direct deposits) and shares of Group funds (included in indirect deposits under management).

TOTAL ASSETS UNDER MANAGEMENT

At the end of March 2005 customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) totalled €134.7 billion, a new record, representing an increase of 5.2% for the quarter and 9.4% over the twelve months.

Net inflows at Pioneer Investments, where nearly all of the UniCredit Group's asset management activities are concentrated, were about €3.3 billion for the quarter.

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.04 ASSOLUTA	CHANGE OVER 31.12.04 %	AS AT 31.03.2004 (*)	CHANGE OVER 31.03.2004
Italy	**94,259**	**90,093**	**4,166**	**+ 4.6%**	**88,594**	**+ 6.4%**
Investment Funds (direct sales) [1]	39,325	40,438	-1,113	- 2.8%	43,478	- 9.6%
Segregated Accounts [2]	30,302	25,755	4,547	+ 17.7%	23,106	+ 31.1%
- in investment funds	*15,625*	*13,775*	*1,850*	*+ 13.4%*	*11,658*	*+ 34.0%*
- others	*14,677*	*11,980*	*2,697*	*+ 22.5%*	*11,448*	*+ 28.2%*
Insurance policies sold	24,632	23,900	732	+ 3.1%	22,010	+ 11.9%
- unit-linked	*19,636*	*18,899*	*737*	*+ 3.9%*	*16,806*	*+ 16.8%*
- others	*4,996*	*5,001*	*-5*	*- 0.1%*	*5,204*	*- 4.0%*
United States	**25,913**	**25,026**	**887**	**+ 3.5%**	**23,706**	**+ 9.3%**
Other international markets	**8,877**	**8,072**	**805**	**+ 10.0%**	**6,505**	**+ 36.5%**
New Europe	**5,616**	**4,835**	**781**	**+ 16.2%**	**4,242**	**+ 32.4%**
Total Assets under Management	**134,665**	**128,026**	**6,639**	**+ 5.2%**	**123,047**	**+ 9.4%**
Note:						
Assets in mutual funds	113,238	109,838	3,400	+ 3.1%	105,021	+ 7.8%
- As reported by Assogestioni [3]	*80,047*	*78,122*	*1,925*	*+ 2.5%*	*74,609*	*+ 7.3%*
- Other mutual funds	*33,191*	*31,716*	*1,475*	*+ 4.7%*	*30,412*	*+ 9.1%*

Notes: (1) Includes funds underlying structured securities.
(2) Segregated accounts do not include insurance-related savings. Amounts include liquidity and securities issued by UniCredit.
(3) New Assogestioni criterion (the change introduced in 2005 resulted in the restatement of previous periods)
(*) Assets under management at National Nederlanden (unit-linked policies in ING funds and other insurance policies under management) were moved to the insurance category.

In Italy assets rose by 4.6% over year end, to €94.3 billion (up by 6.4% over March 2004).
For the first quarter all major asset management products grew, with the exception of funds sold directly to customers. Actuarial reserves for life insurance policies rose by 3.1% over December 2004 and by 11.9% over the same period of the previous year due primarily to unit-linked policies. On the other hand guaranteed-principal and traditional segregated accounts rose by 17.7% over December and by 31% on an annual basis.

The Group wrote new bancassurance business worth €1,475 million in the first quarter of 2005, representing an increase of 22% over new business for the same period in 2004. The amount of recurring premiums, which have a higher profit margin, rose by 57% over 2004.

Market share figures confirmed the Group's leading position:

- for unit-linked policies, market share was 69.55% (58.63% in December 2004) of the bancassurance market and 48.69% (41.96% in December 2004) of the market overall;
- in total, market share was 12.13% (12.65% in December 2004) of the bancassurance market and 9.27% (9.50% in December 2004) of the market overall.

As a result of excellent mutual fund inflows (total inflow of €555 million), during the quarter the UniCredit Group became the second largest manager in the domestic market, with a market share of 14.67% (up by 0.13%from the beginning of the year) with assets (as recorded by Assogestioni) up by 2.5% for the quarter.

In other markets where the Group has a presence through Pioneer Investments, and where it works independently with several banks in New Europe, particularly impressive results were achieved.

Net fund levels remained largely unchanged in the American Division with net outflows of €25 million during the quarter. A trend reversal occurred in the last month as compared to the outflows in the first two months of the quarter, due to the contribution of the Pioneer Floating Rate Trust closed-end fund and institutional mandates. This Division's assets (€25.9 billion) were up by 3.5% from the beginning of the year. In dollar terms this was equal to €33.6 billion.

The International Division (excluding Italy) generated net sales of over €600 million. In the first quarter, strong sales continued in German-speaking countries (up by €250 million), Spain (up by €169 million) and Latin America (up by €36 million), and in alternative products in the Momentum family. Assets under management totalled €8.9 billion, a 10% increase from the beginning of the year.

The New Europe Division consolidated the trend of net deposits with net inflows all three months totalling €382 million for Pioneer alone, and an increase of €212 million over the same period of the previous year (up by 124%) due especially to the continued success of bond products in Poland and positive contributions in the Czech Republic, Croatia, Slovakia and Bulgaria. In Poland, Pioneer Pekao further strengthened its leading position among asset management companies with a 36.14% market share (up by 1.68% since the beginning of the year). Assets under management, located primarily in Poland, reached a level of €5.6 billion representing a 16.2% increase from the beginning of the year and a 32.4% increase over the same quarter of the previous year.

The Alternative Investments Division raised €213 million for the quarter (figures for deposits and assets under management are already included in those for the various business areas). This result was achieved as a result of the contribution of the Italian asset management company (up by €106 million) and the sale of funds from the Momentum family (up by €197 million). Assets in hedge funds totalled €4.2 billion, which was an increase of 8.8% from the beginning of the year and 42% higher than the same period of the previous year.

SECURITIES PORTFOLIO AND INTERBANK POSITION

During the quarter there was a modest increase in "structural liquidity" (€600 million or 2%). However there was a substantial increase over the level twelve months earlier (up by 29%, or an increase of €7 billion in absolute terms). The higher level of liquidity generated in the previous year was largely due to a stronger increase in deposits from customers than in loans (of about €4.5 billion) and in free capital (up by about €1.5 billion). During the quarter there was a shift of assets towards the securities portfolio: trading securities rose by about €7.5 billion with nearly the same reduction in loans to banks. As a result the securities portfolio rose just above the level of March 2004 (about €37 billion), while the interbank balance is now negative by about €8 billion, which falls between the levels in March and December 2004.

(€ million)

	AS AT		CHANGE OVER 31.12.04		AS AT	CHANGE OVER
	31.03.2005	31.12.2004	AMOUNT	PERCENT.	31.03.2004	31.03.2004
Investment and trading securities	**37,330**	**29,916**	**+ 7,414**	**+ 24.8%**	**36,760**	**+ 1.6%**
Investment securities	9,839	9,999	- 160	- 1.6%	10,558	- 6.8%
Trading securities	27,491	19,917	+ 7,574	+ 38.0%	26,202	+ 4.9%
Interbank balance	**-8,018**	**-1,181**	**- 6,837**	**..**	**-14,095**	**- 43.1%**
Loans to banks	30,046	36,521	- 6,475	- 17.7%	30,486	- 1.4%
Due to banks	38,064	37,702	+ 362	+ 1.0%	44,581	- 14.6%
Structural liquidity	**29,312**	**28,735**	**577**	**+ 2.0%**	**22,665**	**+ 29.3%**

EMPLOYEES

As at 31 March 2005 there was a total of 68,300 employees at UniCredito Italiano Group fully consolidated banks and companies, including the Turkish Group Koç Finansal Hizmetler and IKB Corporate Lab S.A. (Luxembourg), which consolidate using the proportional method. This represents a decrease of 271 employees from 31 December 2004.

DIVISIONS	31.03.2005	PERCENT.	31.12.2004	31.03.2004	CHANGE OVER 31.12.2004	CHANGE OVER 31.03.2004
Retail	24,721	36.2%	25,136	25,490	- 415	- 769
Corporate and Investment Banking	5,269	7.7%	5,295	5,309	- 26	- 40
Private Banking and Asset Management	3,574	5.2%	3,700	3,637	- 126	- 63
New Europe	27,702	40.6%	27,568	27,820	+ 134	- 118
Parent Company and other subsidiaries	7,034	10.3%	6,872	6,892	+ 162	+ 142
of which: Global Banking Services	*5,110*	*7.5%*	*4,939*	*4,980*	*+ 171*	*+ 130*
Total Group employees	**68,300**	**100.0%**	**68,571**	**69,148**	**- 271**	**- 848**

This decrease was due to the combined effect of the following:

- an increase of 134 employees in the New Europe Division due to the growth process and the opening of new branches in the area; this was partially offset by further streamlining measures carried out at the Pekao Group and Zivnostenska Banka;
- a decrease of 405 employees at all remaining Group banks and companies, as rationalisation procedures promote the departure of staff entitled to a pension, based on the guidelines of the separation bonus plan launched at the end of last year.

BRANCHES

At the end of the quarter the Group's network consisted of 4,455 branches, an increase of 13 branches from the beginning of the year, but a reduction of 36 units from March 2004. The reduction over the twelve-month period was entirely attributable to the implementation of the rationalisation and

	31.03.2005	PERCENT.	31.12.2004	31.03.2004	CHANGE OVER 31.12.2004	CHANGE OVER 31.03.2004
Retail	2,741	61.5%	2,742	2,828	- 1	- 87
Corporate and Investment Banking	243	5.5%	243	211	-	+ 32
Private Banking and Asset Management Division	160	3.6%	164	164	- 4	- 4
New Europe	1,305	29.3%	1,287	1,280	+ 18	+ 25
Parent Company and other companies	6	0.1%	6	8	-	- 2
Total Group branches	**4,455**	**100.0%**	**4,442**	**4,491**	**+ 13**	**- 36**

streamlining plan of UniCredit Banca's distribution network which was created in 2004. However, the increase at the beginning of this year was due to the opening of branches in New Europe that affected nearly all banks in the division.

CALL CENTRE

Through the first quarter of 2005 the number of subscribers to this service totalled 709,654 (up by 29% over the same period of the previous year), while the number of customers who used the service totalled 28,449 (up by 21%). For the first quarter, a total of 595,492 phone calls were received and made (up by 9% over the first three months of 2004).

A comparison of quarterly data shows that there was a 22% increase in inbound calls handled by an automated answering machine (874,492) and a drop of 16% in those handled by an operator (280,402). The number of order-related transactions remained largely unchanged at 27,644, confirming the continuing trend of a shift in operations to business transactions (requests for information on products and services now account for 85% of calls handled by operators). There was a 14% increase (48,881) in help requests to the Internet help desk.

For the first three months of the year, there was an increase of about 100,000 outbound calls to a total of 315,526 (up by 51%). The higher number of calls was in relation to campaigns to propose new products (UniCredit Card Plus: 14,000 calls, and Credit Express: 93,000 calls) and to promote customer retention (88,000 calls). In addition, several interview campaigns were conducted with customers and non-customers, primarily to assess the confidence level of small businesses (33,000 calls).

INTERNET BANKING

The enhancement of available functions along with updating of the UniCredit Banca website contributed to the continued development and higher usage rate of the Internet banking channel, leading to the migration of transactions to the online channel.

There was an increase in services such as the ability to set up standing orders, and, for small business customers, the ability to pay in a single transaction several proxy taxes that have already been recorded in their company accounting systems.

The number of subscribers rose by 7.5% over the previous quarter. In particular, the small business segment rose by 10.4% over the end of 2004.

The growth trend in regular users took hold as a result of gradual increases in loyalty. The ratio of users to subscribers was over 50% at the end of March.

Retail Division

The goal of the Retail Division is to become the key banking partner for households and small businesses by providing a broad range of high quality services and through more personalised relationships with customers. The division is made up of UniCredit Banca (the Group's bank for the retail segment in Italy), its direct subsidiaries (Banca dell'Umbria 1462 S.p.A. and CR Carpi S.p.A.) and specialised banks (Clarima, which provides consumer credit products and credit cards, and UBCasa, which specialises in providing mortgages and other financial products connected with home-buying.

(as at 31 March 2005)

MAIN COMPANIES

RETAIL	EQUITY HELD PERCENT.	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
UniCredit Banca	100.00	67,166	143	66.6	22,971	2,590
Banca dell'Umbria	96.47	4,075	10	53.7	782	89
Cassa di Risparmio di Carpi	100.00	1,272	4	56.2	309	38
UniCredit Banca per la Casa	100.00	10,360	7	49.5	342	15
UniCredit Clarima Banca	100.00	2,945	12	35.0	317	9

Before reviewing key results for the quarter, we would like to focus on the projects the Division has initiated in order to achieve the goals of the strategic plan. These objectives focus on *greater penetration of the small business segment, growth in loan volume and the volume of* assets managed, and improved cost efficiency, through concentration on quality factors aimed at providing customer satisfaction, which is part of the sales staff's incentive programme and is monitored through customer interviews. We believe that the quality of service provided is a direct reflection of the satisfaction and training of staff, so a number of steps were taken to understand and improve the company climate and to provide training and professional development courses. For small businesses, UniCredit Banca offers customised services aimed at start-up companies, such as instant financing and consulting services, as well as Basel 2 certification to borrowers. In order to achieve the goal of increased market share, projects were launched to develop a new relationship and a financial consulting model based on the specific needs of individual segments of personal banking customers. In the area of efficiency, the goal is to improve the quality of service provided to customers by rationalising the sales network and using alternative channels that allow front-line staff to devote their time to sales activities. As another way to improve efficiency, the Division is performing a systematic review of purchasing processes in order to optimise costs and the level of service provided.

(€ million)

KEY BALANCE SHEET FIGURES, STAFF AND BRANCHES					
RETAIL DIVISION	**MARCH 2005**	**DECEMBER 2004**	**CHANGE OVER DEC. 2004**	**MARCH 2004**	**CHANGE OVER MARCH 2004**
LENDING AND DEPOSITS					
Loans to customers	**58,240**	**56,683**	**+ 2.7%**	**50,126**	**+ 16.2%**
Medium-term loans and mortgages [1]	42,235	40,886	+ 3.3%	35,894	+ 17.7%
Other loans	16,005	15,797	+ 1.3%	14,232	+ 12.5%
Direct and Indirect Deposits	**190,516**	**187,447**	**+ 1.6%**	**183,557**	**+ 3.8%**
Direct deposits	66,947	67,162	- 0.3%	64,136	+ 4.4%
Indirect deposits	123,569	120,285	+ 2.7%	119,421	+ 3.5%
In administration	*68,317*	*66,389*	*+ 2.9%*	*66,098*	*+ 3.4%*
Under management	*55,252*	*53,896*	*+ 2.5%*	*53,323*	*+ 3.6%*
STAFF AND BRANCHES					
Number of employees	24,721	25,136	- 415	25,490	- 769
Number of bank branches	2,741	2,742	- 1	2,828	- 87

Note: 1 The figure for March 2005 includes mortgages (€2,991 million) related to the securitisation being finalised.

PROFIT AND LOSS ACCOUNT

With regard to performance for the first quarter, the Division's net interest income was €627 million including the profits of companies accounted for using the equity method (€13 million for

(€ million)

PROFIT AND LOSS ACCOUNT						
	FIRST QUARTER	**2004**				**CHANGE OVER**
RETAIL	**2005**	**Q4**	**Q3**	**Q2**	**Q1**	**Q1 2004**
Net interest income	627	614	605	579	562	+ 11.6%
Trading profit	1	5	5	3	4	- 75.0%
Commissions and other net income	550	538	482	476	450	+ 22.2%
Total revenues	**1,178**	**1,157**	**1,092**	**1,058**	**1,016**	**+ 15.9%**
Payroll costs	-403	-388	-385	-384	-386	+ 4.4%
Other expenses, amortisation and depreciation	-359	-355	-362	-364	-334	+ 7.5%
Operating expenses	**-762**	**-743**	**-747**	**-748**	**-720**	**+ 5.8%**
OPERATING PROFIT	**416**	**414**	**345**	**310**	**296**	**+ 40.5%**
Provisions and net writedowns	-94	-109	-81	-82	-62	+ 51.6%
Extraordinary income (charge) - net	-2	-123	-1	4	-9	- 77.8%
Income taxes for the period	-133	-56	-101	-101	-98	+ 35.7%
NET PROFIT FOR THE PERIOD	**187**	**126**	**162**	**131**	**127**	**+ 47.2%**
of which: Group portion of net profit	*187*	*126*	*161*	*131*	*127*	*+ 47.2%*
Cost/Income Ratio	**64.7%**	**64.2%**	**68.4%**	**70.7%**	**70.9%**	

the period). Excluding this amount, this financial aggregate would be €614 million, which was in line with results for the last quarter of the previous year, even though the first quarter had two fewer days of accrued interest totalling €8 million. Net interest income was up by €52 million over the same period of the previous year, due in part to a slight recovery in lending rates (average one-month Euribor was up by 4 bp.), and was largely the result of strong volume growth.

The book value of loans to customers rose by 16.2% over March 2004 to a level of €58,240 million, bolstered especially by the medium and long-term component (an increase of over 17% on an annual basis and of 3.3% for the quarter with disbursements of over €2 billion). Direct deposits totalled €66,947 million (down by 0.3% from the beginning of the year, but up by 4.4% from March 2004), including €45,200 million in customer deposits, which rose by over 6% year-on-year and by 1.6% for the quarter.

Net non-interest income (trading profits, commissions and other net operating income) totalled €551 million (up by €8 million over the fourth quarter of 2004, and up by €97 million over the first quarter of 2004). In addition to growth in other net operating income (higher reimbursements from customers following the introduction of a higher rate on stamp revenue contracts), the increase in service revenues over the same quarter of 2004 was mainly due to net commissions, which were partly the result of the introduction of fees paid by other Group entities for selling asset management and administration products.

Commission revenue (up by €84 million year on year) was largely driven by higher revenues from the sale of savings products (GPF FocusInvest) and the placement of UniCredit bonds. Commission performance benefited from a high concentration of bond maturities in customer portfolios and increased commissions on management and financial services, as well as the contribution from consumer credit products (Clarima). The strong earnings generated during the quarter from service revenues were also the result of good performance in deposits, with indirect deposits totalling €123.6 billion through March, representing a 2.7% increase from the beginning of the year and 3.5% year on year. Similar increases were also reported in asset management (up by 2.5% from the beginning of the year and by 3.6% over March 2004, due primarily to the contribution of segregated accounts and bancassurance products) and assets under administration (which rose by 2.9% for the quarter and by 3.4% year on year due to the placement of bonds).

Total revenues for the first quarter were €1,178 million, representing a €21 million increase over the last quarter of 2004 and a €162 million increase over the same period in 2004 (€1,016 million).

Operating expenses totalled €762 million, a 2.6% increase over the fourth quarter of 2004 (€743 million) and a 5.8% increase over the first quarter of 2004 (€720 million). The growth in payroll costs (€403 million through March, an increase of €15 million over the fourth quarter of 2004 and €17 million more than in the first quarter of 2004) was the result of higher charges for the 2004 bonus programme (about €13 million), while the excellent results in implementing the staff reduction plan (a reduction of 769 employees from March 2004) largely absorbed the impact from renewal of the national collective bargaining agreement. With regard to UniCredit Banca's employees and networks, it is significant that new business development staff (now totalling 1,180 employees) was achieved without hiring outside the bank. This contributed to growth in the percentage of staff dedicated to sales (branch managers, relationship managers and buiness developers), who comprised nearly 49% of the entire branch network through March.

There were only minor changes in other administrative expenses and writedowns of tangible and intangible fixed assets (up by €4 million over the last quarter of 2004 to €359 million in March 2005) due to cost management, which was initiated in the first quarter, and the planned delay of certain project expense to the second quarter. This overall figure includes the 2005 increase in stamp duty with a total impact of €12 million on first quarter results. Excluding this component, other expenses would be lower than the last quarter of 2004.

Thus operating profit was €416 million, which was up by 0.5% over the last quarter of 2004 and by 40.5% over the first quarter of last year.

Provisions and net writedowns totalled €94 million for the quarter including €83 million related to loan writedowns, which was in line with the amount reported in the last quarter of 2004. However the increase over the first quarter of 2004 (€62 million) was due to higher provisions for performing loans as a result of the increase in loans and the gradual adoption of targets imposed by Basel 2, and was also the result of higher coverage of bad and doubtful debts. There was a slight increase in the coverage of bad and doubtful debts from the year-end figure (38.6% compared to 38.2% in December), while the percentage of bad and doubtful debts to total loans continued to fall (3.8% compared to 3.9% at the end of the year and 4.1% for the first quarter of 2004).

Net profit totalled €187 million (as against €126 million in the fourth quarter of 2004, which suffered from higher extraordinary charges, and €127 million in the first quarter of 2004) after extraordinary charges of €2 million and income taxes of €133 million.

As at 31 March 2005 the Retail Division had 24,721 employees (down by 415 from the end of the year and by 769 from March 2004), and had a sales network consisting of 2,741 branches (down by 1 from year-end, and down by 87 from March 2004).

Corporate and Investment Banking Division

(as at 31 March 2005)

MAIN COMPANIES

CORPORATE AND INVESTMENT BANKING	EQUITY HELD %	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO %	EMPLOYEES	BANK BRANCHES
UniCredit Banca d'Impresa	100.00	58,506	129	28.4	3,732	240
UniCredit Banca Mobiliare	100.00	82,690	92	27.0	688	2
UniCredit Banca Mediocredito	96.03	5,052	5	57.8	234	1
Locat	99.83	8,742	21	23.1	462	-

The Corporate and Investment Banking Division ended the first quarter of 2005 with net profits of €251 million, an increase of 3.7% over March 2004, and a significant gain (up by 20.1%) over the

last quarter of 2004. Total revenues rose at an annual rate of 5.5% due to the contribution from increased lending and a significant rise in revenues from the various areas providing services to businesses, as confirmation of the growing ability of the Division's companies to meet the needs of corporate customers.

LENDING

Loans to customers of the various companies of the Division totalled €69,592 million, an increase of 12.4% over €61,916 million a year earlier. Lending was also up on December 2004 (by €1,915 million or 2.8%).

UniCredit Banca d'Impresa holds 71% of the Divisional loan portfolio with loans to customers totalling €49,482 million, representing an increase of 8.2% over the first quarter of 2004 and 3.3% over December 2004. The company's strategy is focused on selective loan growth, with a growing concentration on medium and long-term lending. Over the year, medium-term lending grew by €3,007 million (up by 32.1%).

(€ million)

KEY BALANCE SHEET FIGURES, STAFF AND BRANCHES

CORPORATE AND INVESTMENT BANKING	MARCH 2005	DECEMBER 2004	CHANGE OVER DEC. 2004	MARCH 2004	CHANGE OVER MARCH 2004
LENDING AND DEPOSITS					
Loans to customers	**69,592**	**67,677**	**+ 2.8%**	**61,916**	**+ 12.4%**
- UniCredit Banca d'Impresa (UBI)	49,482	47,922	+ 3.3%	45,747	+ 8.2%
- UniCredit Banca Mediocredito	4,778	4,849	- 1.5%	4,751	+ 0.6%
- Locat	6,939	6,863	+ 1.1%	8,429	- 17.7%
- UniCredit Factoring	1,935	2,778	- 30.3%	1,864	+ 3.8%
- UniCredit Banca Mobiliare (UBM)	6,360	5,172	+ 23.0%	1,067	+ 496.1%
- Other companies	98	93	+ 5.4%	58	+ 69.0%
Direct customer deposits	**25,343**	**28,278**	**- 10.4%**	**23,620**	**+ 7.3%**
Repos	5,835	12,550	- 53.5%	8,857	- 34.1%
Other amounts due to customers and securities in issue	19,508	15,728	+ 24.0%	14,763	+ 32.1%
DATI DI STRUTTURA					
Numero dipendenti	5,269	5,295	- 26	5,309	- 40
Numero sportelli bancari	243	243	-	211	+ 32

Loans provided by UniCredit Banca Mobiliare to large corporate customers totalled €6,360 million (compared to €5,172 million in December). This figure corresponds to 9% of the Division's total loans. Seven percent of the Division's loans were made by UniCredit Banca Mediocredito, which ended the quarter with a loan portfolio of €4,778 million, a slight increase over March 2004, showing an apparent positive trend in core-business loans, which increased by 14.3% in the industrial area and by 18.2% in the area of project and acquisition finance. Locat, a leading leasing company, has a loan

portfolio of €6,939 million, representing 10% of the Division's total loans. In the area of commercial leasing (where there was a 2.7% increase in volume), there was significant growth in property, aircraft and capital goods contracts in contrast to a decline in car leases.

The Division has provisions totalling €957 million providing coverage of 33.5% for a total face value of bad and doubtful debts of €2,858 million. Net of this coverage, problem loans (€1,901 million) represented 2.7% of total existing loans. Writedowns of €736 million were made against gross non-performing loans of €1,866 million providing coverage of 39.5%. Net of writedowns, non-performing loans represented 1.6% of the portfolio.

PROFIT AND LOSS ACCOUNT

Total revenues rose on an annual basis by 5.5% to €764 million, an increase of €40 million over the first quarter of 2004. Revenue growth was particularly strong in the various service areas over the corresponding period of 2004: commissions and other net operating income rose from €124 million in March 2004 to the current level of €169 million, which was also higher than the last quarter of the previous year, during which commissions generated a contribution of €155 million. Trading profits were nearly unchanged from a year earlier: €233 million in March 2005 compared to €228 million in March 2004 with sales of derivative products stabilising at natural levels in current market conditions. Despite increased lending activity, net interest income was €362 million, or €10 million lower than the previous year due entirely to the impact of Locat's securitisation of about €3 billion in loans in September 2004.

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE AND INVESTMENT BANKING	FIRST QUARTER 2005	2004 Q4	2004 Q3	2004 Q2	2004 Q1	CHANGE OVER Q1 2004
Net interest income	362	365	388	387	372	- 2.7%
Trading profit	233	131	178	282	228	+ 2.2%
Commissions and other net income	169	154	109	145	124	+ 36.3%
Total revenues	**764**	**650**	**675**	**814**	**724**	**+ 5.5%**
Payroll costs	-122	-113	-117	-118	-119	+ 2.5%
Other expenses, amortisation and depreciation	-99	-119	-96	-108	-95	+ 4.2%
Operating expenses	**-221**	**-232**	**-213**	**-226**	**-214**	**+ 3.3%**
OPERATING PROFIT	**543**	**418**	**462**	**588**	**510**	**+ 6.5%**
Provisions and net writedowns	-121	-157	-127	-148	-107	+ 13.1%
Extraordinary income (charge) - net	-	9	-	64	-	-
Income taxes for the period	-171	-62	-147	-201	-161	+ 6.2%
NET PROFIT FOR THE PERIOD	**251**	**208**	**188**	**303**	**242**	**+ 3.7%**
of which: Group portion of net profit	*251*	*213*	*188*	*303*	*241*	*+ 4.1%*
Cost/Income Ratio	**28.9%**	**35.7%**	**31.6%**	**27.8%**	**29.6%**	

UniCredit Banca d'Impresa contributed nearly €467 million to the Division's total revenues. The corporate bank reported good service revenue performance with net commission growth of 7.2% and steady net interest income as a result of loan growth accompanied by policies to maintain spread levels. UBM's revenues were up by 8.7% on an annual basis to €206 million. For the first quarter of 2005 the company reported a significant increase in investment banking revenues, which nearly tripled over the same period of the previous year due to the contribution of corporate finance and equity capital market activities. On the other hand, revenues from derivatives were down by 6.3% to a total of just under €140 million. The reduction mostly related to covered warrants and transactions with institutional customers.

At the end of the first quarter of 2005, UniCredit Banca Mediocredito reported an 11.1% annual increase in total revenues to €20 million. This performance benefited from service income which rose by 22.4% during the period due to the increase in net commission and trading profit. Locat's net interest and other income increased by 6.5%, while administrative expenses rose by 1.8% compared to the first quarter of 2004.

The Division's total operating expenses, including amortisation and depreciation, were €221 million, which was 3.3% higher than the figure for the first quarter of 2004. UniCredit Banca d'Impresa's administrative expenses accounted for 61% of the total (€135 million). The Division's cost/income ratio stood at 28.9%, compared to 29.6% a year earlier.

Operating profit rose by 6.5% from March 2004 to €543 million. Continued economic difficulties put upward pressure on provisions and writedowns, which rose by 13.1% on an annual basis from €107 million in March 2004 to €121 million for the first quarter of 2005, with significant general provisions for performing loans.

The Division's net profit rose by €10 million over the first quarter of 2004 to €251 million net of income taxes for the period of €171 million. Eighty-eight percent of the division's net profit came from UniCredit Banca d'Impresa and UniCredit Banca Mobiliare, with profits of €129 million and €92 million respectively.

Private Banking and Asset Management Division

(as at 31 March 2005)

MAIN COMPANIES

PRIVATE BANKING AND ASSET MANAGEMENT	EQUITY HELD PERCENT.	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
UniCredit Private Banking (UPB)	100	4,491	26	62.9	1,194	150
Pioneer Group	100	1,959	58	45.8	1,821	-
UniCredit Xelion Banca (Xelion)	100	1,573	-9	157.6	315	-

As at 31 March 2005 the Private Banking and Asset Management Division had total financial assets under management and administration of €178.6 billion, representing an increase of about 4% from the beginning of the period and about 11% over the last 12 months.

The managed component rose in the first quarter from 79% to 79.4% of the total. Within this figure, speculative funds continued their upward trend with a 9% increase from the beginning of the year and an increase of over 40% over the last 12 months.
The increase in client assets managed and administered by the Division benefited from a particularly favourable period for financial markets and was the result of net inflows in all the Division's business units.

KEY BALANCE SHEET FIGURES, STAFF AND BRANCHES

PRIVATE BANKING AND ASSET MANAGEMENT	MARCH 2005	DECEMBER 2004	CHANGE OVER DEC. 2004	MARCH 2004	CHANGE OVER MARCH 2004
Direct and indirect deposits (€ million)	**178,600**	**171,900**	**+ 3.9%**	**161,000**	**+ 10.9%**
UniCredit Private Banking					
Direct and indirect deposits (€ million)	45,596	44,549	+ 2.4%	38,825	+ 17.4%
No. of client managers	598	575	23	568	+ 30
Direct and indirect deposits per client manager (€ million)	76,2	77,5	- 1.6%	68,4	+ 11.5%
UniCredit Xelion Banca					
Direct and indirect deposits (€ million)	12,566	12,058	+ 4.2%	+ 10,551	+ 19.1%
No. of Financial Studios [1]	118	118	-	96	+ 22
No. of Financial Consultants	2,027	2,067	- 40	2,159	- 132
Direct and indirect deposits per financial consultant [2] (€ million)	6,2	5,9	+ 5.1%	4,9	+ 26.5%
Pioneer					
Assets under management (€ million)	**135,728**	**129,802**	**+ 4.6%**	**124,308**	**+ 9.2%**
- Italy	96,580	93,008	+ 3.8%	91,277	+ 5.8%
- United States	25,913	25,026	+ 3.5%	23,706	+ 9.3%
- Other international markets	8,877	8,072	+ 10.0%	6,505	+ 36.5%
- New Europe	4,358	3,696	+ 17.9%	2,820	+ 54.5%

Notes: 1 These are street-level premises, with windows and prestigious furnishing. At the end of March 2005 there were also 279 consultants' offices on upper floors.
2 Does not include figures relating to former ING consultants who have not entered into an agency agreement with "Xelion".

Specifically:

- Pioneer reported net inflows of €3.3 billion, including over €2.3 billion in Italy;
- UniCredit Private Banking achieved a net inflow of over €260 million, nearly all of which was for asset management products;
- For the third year in a row, Xelion led its category in terms of net inflows with over €450 million and a market share of 17% (Assoreti data).

PROFIT AND LOSS ACCOUNT

The Division closed the first quarter of 2005 with net profits attributable to the Group totalling €97 million, a 45% increase over the corresponding period of 2004.

The profit figure is not strictly comparable with that of the fourth quarter of 2004, since the latter included several non-recurring extraordinary items.

The Division's operating profit also rose substantially over the first quarter of 2004 (by 32%), and was in line with the same figure for the last quarter of 2004.
The main components are analysed below.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT	FIRST QUARTER 2005	2004 Q4	2004 Q3	2004 Q2	2004 Q1	CHANGE OVER Q1 2004
Net interest income	**27**	**28**	**24**	**23**	**26**	**+ 3.8%**
Trading profit	**-**	**-**	**3**	**1**	**-**	**-**
Commissions and other net income	285	296	248	261	257	+ 10.9%
Total revenues	**312**	**324**	**275**	**285**	**283**	**+ 10.2%**
Payroll costs	-86	-86	-80	-83	-82	+ 4.9%
Other expenses, amortisation and depreciation	-94	-107	-95	-104	-101	- 6.9%
Operating expenses	**-180**	**-193**	**-175**	**-187**	**-183**	**- 1.6%**
OPERATING PROFIT	**132**	**131**	**100**	**98**	**100**	**+ 32.0%**
Provisions and net writedowns	-2	-18	-	-	-2	-
Extraordinary income (charge) - net	-	47	12	9	-	-
Income taxes for the period	-30	-14	-21	-11	-30	-
NET PROFIT FOR THE PERIOD	**100**	**146**	**91**	**96**	**68**	**+ 47.1%**
of which: Group portion of net profit	*97*	*143*	*88*	*92*	*67*	*+ 44.8%*
Cost/Income Ratio	**57.7%**	**59.6%**	**63.6%**	**65.6%**	**64.7%**	

REVENUES

Total revenues were €312 million for the period. This aggregate rose sharply over the first quarter of 2004 (by 10%) and was driven by growth in net commission (up by 12%) which benefited from the following:

- a 9.5% increase in average assets under management, together with an improved product mix, owing to the steady growth of the hedge fund component;
- a larger contribution of UPB's and Xelion's up-front commissions as a result of increased sales;
- an improvement in the productivity of Xelion's financial consultants; over the last twelve months, direct and indirect deposits per financial consultant rose from €4.9 million to €6.2 million.

The decline in revenues from the previous quarter (down by 4%) was entirely due to the particularly high seasonal level of commissions in the fourth quarter of 2004, such as those for the placement of UniCredit bonds and performance-based commissions on funds (in relation to the entire period as required by regulations in force at that time).

OPERATING EXPENSES

Operating expenses, including amortisation and depreciation of €6 million, totalled €180 million, a reduction of 1.6% from the first quarter of the previous year and an even greater reduction from the fourth quarter of 2004 (down by about 7%).

Payroll costs, which were in line with those for the previous quarter, were up by about 5% on an annual basis even though the overall number of employees in the Division dropped by 63 at the end of the period. This cost increase was due to the following:

- the impact of renewing the national contract in Italy;
- the increased share of staff in the investment area as compared to the operations area, and international growth in Pioneer's business;
- the higher percentage of the variable compensation component.

There was a significant drop in other expenses, amortisation and depreciation from the first quarter of last year (down by 7%) and from the fourth quarter of 2004 (down by 12%). These reductions were partly attributable to the differing seasonality of several discretionary expenses and partly due to improved efficiency achieved as a result of the rationalisation of non-strategic companies arising from the acquisition of former ING operations.

As testimony to the improved efficiency of the Division's staff and branch network, the cost/income ratio stood at 57.7%, a significant improvement over the previous quarter (about 2 percentage points) and the first quarter of 2004 (over 7 percentage points).

New Europe Division

THE BUSINESS ENVIRONMENT

During the first quarter of 2005 there was stronger and steadier growth in the performance of New Europe economies. In conjunction with stronger domestic demand, exports emerged as a driving force for economic growth, especially in Poland, the Czech Republic and Croatia. Investment, which contributed to an improvement in the productivity of these countries, also improved their international competitive position.

After an upward trend of nearly two months, all currencies started to lose ground in the second week of March following a widespread shift of international investors from emerging markets to the US market. Although the price of oil remained high, inflationary pressures subsided somewhat in all areas due to particularly favourable food prices. These factors, combined with an overall appreciation of currencies in the region and fears of an economic slowdown exceeding expectations, led central banks to resume their expansionary posture in order to further stimulate domestic demand.

In particular in Poland the rapid fall in inflation led the Monetary Policy Council to reduce rates by 0.50% in March; following the same reasoning the Czech central bank lowered rates by 0.25% in January and March. On the other hand, the Slovak central bank took aggressive action against the sharp appreciation of the koruna by taking a number of steps to increase liquidity, culminating in a rate cut of 1% in February. The continuing deflationary process in Turkey and Romania allowed monetary authorities in those countries to continue to reduce interest rates. Due to favourable movements in current account items, monetary policy in Croatia remained unchanged and continued to focus on the low growth of money supply and on limiting banks' foreign indebtedness. Finally, in Bulgaria, the central bank introduced restrictive measures to limit loan growth, which has a negative impact on the current account.

(as at 31 March 2005)

MAIN COMPANIES

NEW EUROPE DIVISION	EQUITY HELD PERCENT.	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
Pekao Group (Poland)	52.93	14,652	80	54.3	16,114	785
Zagrebacka Banka Group (Croatia and Bosnia Herzegovina)	81.91	8,649	23	58.4	5,021	188
Koç Finansal Hizmetler Group (Turkey) [1]	50.00	3,610	22	41.6	2,058	91
Bulbank (Bulgaria)	86.10	1,684	14	32.7	1,816	96
Zivnostenska Banka (Czech Republic)	96.62	1,712	1	78.0	782	41
Unibanka (Slovakia)	77.21	1,554	4	76.3	1,051	69
UniCredit Romania (Romania)	99.95	423	1	85.6	705	35

1 KFS companies are consolidated on a proportional basis. The figures given (including the number of branches) are for the actual contribution to UniCredit's consolidated Accounts.

DIVISIONAL RESULTS

In the first quarter of 2005, the New Europe Division reported an increase of 18.1% in net profit over the same period of 2004 to €150 million at constant exchange rates (corresponding to an ROE of 17%) of which profit attributable to the Group was €103 million. At historical exchange rates, the increase over the same period in 2004 would be 27.1%.

(€ million)

PROFIT AND LOSS ACCOUNT (AT CONSTANT EXCHANGE RATES)

NEW EUROPE DIVISION	FIRST QUARTER 2005	2004 Q4	2004 Q3	2004 Q2	2004 Q1	CHANGE OVER Q1 2004
Net interest income	**292**	**302**	**304**	**291**	**275**	**+ 6.2%**
Trading profit	**46**	**31**	**42**	**19**	**38**	**+ 21.1%**
Commissions and other net income	137	148	127	155	129	+ 6.2%
Total revenues	**475**	**481**	**473**	**465**	**442**	**+ 7.5%**
Payroll costs	-129	-126	-126	-126	-121	+ 6.6%
Other expenses, amortisation and depreciation	-125	-157	-125	-129	-117	+ 6.8%
Operating expenses	**-254**	**-283**	**-251**	**-255**	**-238**	**+ 6.7%**
OPERATING PROFIT	**221**	**198**	**222**	**210**	**204**	**+ 8.3%**
of which: Pekao Group	*116*	*123*	*101*	*120*	*113*	*+ 2.7%*
Zagrebacka Banka Group	*35*	*44*	*53*	*28*	*42*	*- 16.7%*
Koç Finansal Hizmetler Group	*40*	*34*	*41*	*35*	*29*	*+ 37.9%*
Other companies	*25*	*8*	*22*	*25*	*21*	*+ 19.0%*
Adjustments	*5*	*-11*	*5*	*2*	*-1*	*n.s.*
Provisions and net writedowns	-33	-41	-33	-35	-37	- 10.8%
Extraordinary income (charge) - net	3	22	14	-7	3	-
Income taxes for the period	-41	-34	-32	-19	-43	- 4.7%
NET PROFIT FOR THE PERIOD	**150**	**145**	**171**	**149**	**127**	**+ 18.1%**
of which: Group portion of net profit	*103*	*99*	*119*	*101*	*86*	*+ 19.8%*
Cost/Income Ratio	**53.5%**	**58.8%**	**53.1%**	**54.8%**	**53.8%**	

Total revenues for the entire Division were €475 million representing a 7.5% increase over the first quarter of 2004. This increase was driven by the following: (i) net interest income, which rose by 6.2%, largely due to good performance with respect to loan and deposit volume at all of the Division's banks; (ii) service revenues, which rose by 9.6%, confirming the banks' effective business policy.

Operating expenses rose by 6.7% over the first quarter of 2004 due to an increase in payroll costs (up by 6.6%), primarily at KFS, resulting from an increase in staff due to branch openings and an inflation adjustment to minimum wages. Other expenses, amortisation and depreciation rose by 6.8% primarily in support of the structural growth in small banks or in banks with a marginal presence in Italy. In

terms of efficiency, the cost/income ratio was 53.5%, which was an improvement from the same period (53.8%) and all of 2004 (55.2%).

Operating profit for the entire division increased to €221 million (by 8.3%) at constant exchange rates over the same period of 2004.

The healthy macroeconomic environment and careful management of credit risk resulted in a 10.8% reduction in provisions and writedowns and substantially better loan quality.

BALANCE SHEET FIGURES, STAFF AND BRANCHES

As at 31 March 2005 the Division's loans to customers totalled €14,987 million, representing a 15.9% increase over the same period in 2004.

(€ million)

KEY BALANCE SHEET FIGURES (AT CONSTANT EXCHANGE RATES), STAFF AND BRANCHES

NEW EUROPE	MARCH 2005	DECEMBER 2004	CHANGE OVER DEC. 2004	MARCH 2004	CHANGE OVER MARCH 2004
BALANCE SHEET FIGURES					
Loans to customers	**14,987**	**14,271**	**+ 5.0%**	**12,930**	**+ 15.9%**
- Pekao Group	6,395	6,261	+ 2.1%	6,012	+ 6.4%
- Zagrebacka Banka Group	4,571	4,303	+ 6.2%	3,992	+ 14.5%
- Koç Finansal Hizmetler Group	1,558	1,415	+ 10.1%	1,060	+ 47.0%
- Other companies	2,463	2,292	+ 7.5%	1,866	+ 32.0%
Due to customers and securities in issue	**23,200**	**23,294**	**- 0.4%**	**22,234**	**+ 4.3%**
- Pekao Group	10,819	10,677	+ 1.3%	11,486	- 5.8%
- Zagrebacka Banka Group	6,258	6,425	- 2.6%	5,564	+ 12.5%
- Koç Finansal Hizmetler Group	2,209	2,250	- 1.8%	1,599	+ 38.1%
- Other companies	3,914	3,942	- 0.7%	3,585	+ 9.2%
Staff and Branches					
Number of employees	27,702	27,568	+ 134	27,820	- 118
Number of branches	1,305	1,287	+ 18	1,280	+ 25

Direct deposits rose to €23,200 million (i.e., by 4.3% over March 2004) despite a strong sales effort, especially at the largest banks, to increase assets under management, which resulted in a sharp increase in holdings of investment funds.

The loan/deposit ratio stood at 64.6%.

ASSET QUALITY

The numerous projects and measures aimed at improving the entire lending process resulted in a significant reduction in net writedowns and provisions as well as a considerable increase in the coverage ratio for both non-performing loans (85.1% compared to 81.7% in March and 84.8% in December 2004) and total bad and doubtful debts (71.9% compared to 66.0% in March and 70.8% in December 2004). There was also a significant improvement in the ratio of total bad and doubtful debts to total loans to customers. This measure stood at 5.7% compared to 8.0% in March and 6.3% in December 2004.

CHANGES IN PERSONNEL

The intense internal reorganisation programme, primarily at Bank Pekao and Bulbank, together with natural turnover resulted in a reduction of 118 employees: as at 31 March 2005 the Division had 27,702 employees (as against 27,820 in March 2004) with average productivity per employee up by 8%.

THE GROUP'S CORPORATE REORGANISATION

In this first part of the year the rationalisation of several of the Group's equity investments and assets continued, with the goal of eliminating overlapping items, focusing businesses in keeping with the divisional and segmental model, and achieving greater synergies and cost savings.

The Group then continued to concentrate on enhancing and strengthening its growth strategy inside and outside the organisation.

PRIVATE BANKING AND ASSET MANAGEMENT

In keeping with the growth strategies of Pioneer Investment Management SGRpA (PIM SGR), the Group company that centralises the combined and individual management of investment portfolios on behalf of third parties, the merger of PIXel Investment Management SGRpA and UniCredit Private Asset Management SGRpA into PIM SGR was finalised with effect from 1 April 2005, and at the same time the mutual funds promoted and managed by PIXel were merged into equivalent UniCredit mutual funds promoted and managed by PIM SGR.

In addition the following operations were carried out in order to streamline the Group's structure and achieve economic and operating benefits:

- In March the process began of integrating the operations of UniCredit Private Wealth Advisory Srl into UniCredit Private Banking (the former is wholly-owned by the latter and provides wealth advisory services, such as assistance and consultancy in legal, tax, financial, property and corporate matters, to direct customers of its holding company and its subsidiaries). This is a part of the new segment bank organisational model aimed at providing integrated services to customers, so that an independent advisory service for Private Banking clients is no longer necessary. It is anticipated that the merger will become effective on 30 June 2005.
- Effective 1 May 2005 Sviluppo Finanziaria SpA and FIDA Sim SpA were integrated into UniCredit SpA. These two companies have been inactive since the transfer of their equity investments and assets to other Group companies.

The Pioneer Conglomerate

In January 2005, as part of the strategy to expand the Pioneer conglomerate, especially in the United States, our American subsidiary Pioneer Investment Management USA Inc. acquired a 49% stake in the share capital of Oak Ridge Investments LLC, a company active in the area of separate managed account portfolios, for a price of USD 17.2 million.

UniCredit Luxembourg Finance SA

In April 2005 UniCredit Luxembourg Finance SA, a Luxembourg-law financial firm, was set up through UniCredit International Bank, Luxembourg to enable us to issue bonds in the US market with the aim of diversifying our sources of funding and broadening the base of institutional investors. As a part of this programme the new firm will issue senior and subordinated bonds as well as medium and long-term liabilities.

RETAIL DIVISION

Reorganisation of Banking Subsidiaries

To complete the process that recently led to the reorganisation of the Group's Italian banks under the new "segment banks with nationwide coverage" model, rationalisation of the operations of Banca dell'Umbria 1462 S.p.A. (BDU) and Cassa Risparmio Carpi S.p.A. (CRCarpi) was initiated. (These companies were previously owned by UniCredit Banca S.p.A., the Group's retail bank, which is wholly owned by the parent company.) To this end, in March 2005 UniCredito Italiano's board of directors approved the merger of these banks into UniCredit following acquisition from UniCredit Banca. It also approved the procedure that will lead to the immediate integration of the operations of these banks into other Group companies (retail, corporate, private banking and property companies) as a function of their respective businesses and in keeping with the Group's unified business model.

The rationalisation of operations will create value for:

- customers, who will be able to benefit from the Group's extensive presence throughout Italy and in foreign markets, as well as from the focusing of products on the needs of individual categories of customers;
- employees, who will be able to share the Group's values and take advantage of opportunities for further professional advancement that will be offered to them;
- local entities, due to the constant focus on understanding the specific nature of markets covered and the added value of the regional branch network;
- shareholders, due to synergies achievable as a result of the project that will generate structural economies of scale.

While implementing this project the UCI Group will continue to place the greatest emphasis on enhancing the value of shareholders' equity and the resources of the two banks, and on meeting the needs of local communities.

Preliminary estimates indicate that, once operational, the economic impact of integrating the two banks could generate gross synergy of about €26 million resulting from lower payroll costs and savings of operating expenses. With regard to labour costs, the integration of the two banks will make it possible to rationalise current staff levels in these banks' general management and operational business management, by eliminating overlapping positions and increasing the relative percentage of staff working in the branches. Savings related to other operating expenses will come from reduced direct payroll expenses, improved indirect cost efficiency and cost reductions resulting from the optimisation of property usage, the management of purchases and intra-group expenses.

The transaction will generate one-time costs estimated at about €3.5 million, to be borne by the Retail Division (in detail: separation bonuses and transfers, IT and logistical costs, staff training and communications costs) and corporate costs, to be borne by the Parent Company, of about €1.3 million. At Divisional level, as a result of the transfer to other Group companies of Private Banking and Corporate Banking customers and other business currently carried out by BDU and CRCarpi, once

operational, the Parent Company estimates there will be a small negative impact on Retail Division profits of about €3 million given the synergy described.

To facilitate the merger, at the end of April the Parent Company acquired the direct controlling interest of BDU (for €651.3 million) and CRCarpi (for €290.3 million) from UniCredit Banca and bought the 3.5% stake held by Fondazione Cassa Risparmio Perugia in Banca dell'Umbria for €28.7 million, thereby increasing its stake in the latter to 99.973%.

The related merger plan was approved by the shareholders' meetings of the two subsidiaries and by the shareholders' meeting of UniCredito Italiano held on 2 May. The latter approved a capital increase of €22,490 through the issue of 44,980 ordinary shares with nominal value of €0.50 each in support of the exchange of the stock of the banks to be merged, based on an exchange ratio of 1.03 ordinary UniCredit shares for each ordinary share of Banca dell'Umbria 1462, and 5.48 ordinary UniCredit shares for each ordinary privilege share of Cassa di Risparmio di Carpi.

It is expected that the merger and simultaneous split-off of the businesses by the Parent Company to the Group's segment banks and companies will be finalised on 1 July 2005.

NEW EUROPE

Yapi ve Kredi Bankasi

As a part of our growth strategy in the countries of New Europe, in January 2005 the Group strengthened its presence in Turkey by entering into an agreement to acquire a controlling interest of 57.42% in the Turkish bank Yapi ve Kredi Bankasi from the Cukurova conglomerate (as to 44.53%) and the Turkish deposit guarantee fund (as to 12.89%) through Koç Finansal Hizmetler AS, which is jointly owned by UniCredit and the Koç Group, each having a 50% interest. On 8 May 2005 the parties signed the final agreement for the acquisition of 57.42% of the share capital of Yapi ve Kredi Bankasi. The purchase price for 100% of the share capital of Yapi ve Kredi Bankasi is €2,021 million (the implied price for a 57.42% stake is therefore €1,160 million), and is subject to adjustment based on the market value at closing of Yapi ve Kredi Bankasi's stake in Turkcell. The transfer of shares will be subject to certain contractual and procedural conditions agreed to by the parties, including the need to obtain all relevant authorisations. Once the transaction is finalised and approval has been obtained from the Capital Markets Board (CMB), KFS will launch a public offer benefiting the minority shareholders of Yapi ve Kredi Bankasi.

Yapi ve Kredi Bankasi is the sixth largest Turkish bank in terms of book assets (about €14 billion), and it operates through a network of over 400 branches with 11,000 employees. Its operations include all areas of banking business and financial services.

Croatia and Bosnia-Herzegovina

On 12 April 2005 the board of directors of UniCredito Italiano approved, subject to the required authorisations, the acquisition through Zagrebacka Banka (Croatia) of the Croatian bank Dresdner Bank Croatia d.d., which is wholly owned by Dresdner Bank AG Frankfurt, at a price of about HRK 96 million (about €13 million). As at 31/12/2004 the bank being acquired had total assets of HRK 117 million (about €16 million) and shareholders' equity of HRK 100 million (about €14 million).

CORPORATE & INVESTMENT BANKING DIVISION

New Initiatives in Leasing

Two new initiatives were undertaken in the leasing sector - one in the Russian market, and the other in the Balkans - as part of the internationalisation of Locat's operations.

In April 2005, within the Russian project (conceived on the initiative of the Ministry of Productive Activities and approved by UniCredito Italiano's Board of Directors in February 2004), all procedures were completed for establishing ZAO Locat Leasing Russia, with mixed Italian and Russian ownership. A 51% stake is held by Locat SpA, 25% by Simest SpA, 8% by Finest SpA and the remaining 16% by the Russian insurance company OAO Rosno. However, it is expected that Locat SpA will strengthen its controlling interest through the purchase of an 11% stake from the Russian shareholder. The company has share capital of 107 million roubles (about €3 million) and will operate initially in the Moscow area, where it is headquartered, and then throughout the Russian Federation.

In February 2005 UniCredito Italiano's Board of Directors approved the establishment of a corporate joint venture between Locat SpA and UniCredit Zagrebacka Banka (a Bosnian subsidiary of Zagrebacka Banka) with its main office in Sarajevo, subject to the necessary authorisations. This initiative will involve a total investment of €1 million, the share capital of the Newco being divided between Locat and UniCredit Zagrebacka Banka (51% and 49% respectively) and the venture will make it possible to serve the burgeoning leasing market in Bosnia-Herzegovina.

OTHER CORPORATE TRANSACTIONS

REAL ESTATE SECTOR

At the end of 2004 Cordusio Immobiliare achieved its corporate purpose after transferring its business to Modus Srl (in which it currently holds a 16.36% stake); the transfer mainly comprised real estate assets deemed to be non-strategic for the Group. Only a few non-strategic properties remain within Cordusio Immobiliare and negotiations are under way to sell these to third parties. However, after a closer analysis, certain properties were deemed to have strategic value, as being instrumental to the Group's operations.

In February 2005, therefore, in order to rationalise the management of all the Group's strategic property and increase efficiency and profitability, not least through the achievement of cost synergy, integration of Cordusio Immobiliare S.p.A. into UniCredit Real Estate S.p.A. (a subsidiary of the Parent Company, which manages the Group's strategic real estate assets) was begun.

It is expected that this merger will be finalised by June 2005.

COMMERCIAL UNION VITA

In January of this year, UniCredit Banca agreed to underwrite Commercial Union Vita's capital increase in respect of its share (€122.5 million) of the total amount of €250 million (including an €83 million share premium). The purpose of this capital increase is to provide the subsidiary with the

funds necessary to make additional investment in Banche Popolari Unite Groupbanks as part of a bancassurance project between this insurance company and the BPU Group.

OLIMPIA

Finally, with regard to Olimpia SpA's €2 billion capital increase (a transaction which is part of the Telecom Group's restructuring plan), in which the Parent Company elected not to participate, our stake was reduced to 4.77% (previously it was 8.40%).

However, the dilution of the stake has no economic impact on UniCredit's investment since the agreements signed with the Pirelli Group contain inter alia, clauses designed to safeguard the entire amount invested (€585 million).

OTHER INFORMATION

ORDINARY SHAREHOLDERS' MEETING

On 2 May 2005 the ordinary shareholders' meeting, which was held to approve the Accounts and vote on the distribution of dividends, re-elected the company's board of directors, the new composition of which is indicated at the beginning of this report.

EXTRAORDINARY SHAREHOLDERS' MEETING

An extraordinary shareholders' meeting was held to approve the merger of Banca dell' Umbria 1462 and Cassa di Risparmio di Carpi into UniCredito Italiano, as described above.

The Transition to International Accounting Standards (IAS)

Please see the recently approved 2004 Annual Report for a description of the process of adopting international accounting standards and the project being implemented by the UniCredit Group.

With regard to the legal framework and the position on the date these Accounts were published, in April CONSOB revised Articles 81 and 82 of the issuer regulations regarding the half-yearly and quarterly reports respectively, and amended these regulations to cover the transition mechanism for 2005 (Articles 81 bis and 82 bis). This mechanism in particular makes it possible to gradually implement international accounting standards for quarterly and half-yearly reports in 2005.

On the basis of CONSOB's decision, the Group opted to prepare the quarterly report using Italian accounting standards, and plans to prepare the half-yearly report as per the provisions of Article 81 bis of the issuer regulations, i.e. as per current rules, with the addition of tables providing a reconciliation with results determined using IAS.

Finally, with regard to the project being implemented by the Group, it should be noted that, on the one hand, the restatement of 2004 figures using the consolidation system, together with the reconciliations required by IFRS 1 (which provides for the exclusion of IAS 39), is under way and that, on the other hand, checks are performed on the results produced by the calculation engines as they become available.

Outlook

The slowdown in the US economy as well as oil price hikes continue to create uncertainty as to the short-term economic outlook for countries in the euro area, where growth rates are still very low. Against this macroeconomic background, the possibility that the ECB might take restrictive measures in the short term is receding. However in light of the potential inflationary repercussions of the increase in energy prices, it is equally unlikely that there will be a further drop in reference rates.

The continuing weak economic cycle and the impact of market rates on spreads have led to a certain degree of caution in making profit projections for the Italian banking industry. After remaining nearly flat in 2004 (down by 0.3% based on preliminary Banca d'Italia estimates), total revenues should increase slightly, driven primarily by growth in volume, which is projected to be strong in terms of both loans and deposits, and by the anticipated rise in service income, due to a moderate growth trend in stock markets projected for the rest of the year.

In the environment described above, and in light of results achieved in the first quarter, the Group confirms its business and profit growth targets for the current year.

Expectations of revenue and volume growth, together with policies to control costs and risks, should make it possible to maintain a strong cost/income ratio and achieve significant growth in the Group's operating profit if economic and business trends are in line with projections.

Milan, 12 May 2005

THE BOARD OF DIRECTORS

The Chairman
SALVATORI

Managing Director / CEO
PROFUMO

Further Information

The consolidated quarterly report as at 31 March 2005, which is presented in restated form, was prepared on the basis of accounting principles and criteria adopted for the preparation of the consolidated Accounts as at 31 December 2004.

For consolidation, the Accounts as at 31 March 2005 of the Parent Company and those provided by the companies were used and were properly restated and adjusted to take into account consolidation requirements, and modified as necessary to standardise them to Group accounting principles.

The quarter under review was considered as a separate period, and thus the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accrual basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

In addition, the impact of the domestic tax consolidation scheme was taken into account and reflected in the ability of companies with a tax loss to recover IRES.

All intra-company balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to extraordinary income/charges.

This quarterly report is not audited by the external auditors.

Finally, it should be noted that for the first quarter of 2004, the "additional returns" on junior bonds resulting from securitisation transactions were moved from interest income to other income following clarifications received from Banca d'Italia, as were certain items under operating expenses.





BRANCH NETWORKS, SUBSIDIARIES AND OFFICES IN ITALY AND ABROAD

UniCredit S.p.A. - International Network



Chicago
NEW YORK
Saõ Paolo
Buenos Aires
BRANCHES
Representative offices

UniCredit S.p.A. - International Network


Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE
Moscow
Frankfurt
Brussels
PARIS
LONDON

Group Banks

EUROPE



UNICREDITO ITALIANO BANK IRELAND PLC (Dublin)
UNICREDIT BANCA MOBILIARE (London)
UNICREDIT International Bank SA (Luxembourg)
UNICREDIT BANCA MOBILIARE (Paris)
UNICREDIT SUISSE BANK (Lugano)
BANQUE MONEGASQUE DE GESTION (Montecarlo)
BANCA AGRICOLA COMMERCIALE SAN MARINO (San Marino) 7
PEKAO GROUP (Poland) 785
ZIVNOSTENSKA BANKA (Czech Rep.) 41
UNIBANKA (Slovakia) 69
KOÇ FINANSAL HIZMETLER GROUP (Turkey) 181*
* Consolidated as to 50%.
BULBANK (Bulgaria) 96
UNICREDIT ROMANIA (Romania) 35
ZAGREBACKA GROUP (Croatia and Bosnia Herzogovina) 188

Number of New Europe division branches 1,395

IN ITALY



87
159
325
643
507
87
89
26
113
23
468
66
95
207
23
85
6
43
20
60

BANKING BRANCHES IN ITALY

Regione	UniCredit Banca	UniCredit Banca per la Casa	UniCredit Clarima Banca	Banca dell'Umbria	CR Carpi	Totale Retail	UniCredit Banca d'Impresa	UniCredit Banca Mediocredito	Totale Corporate Banking	UniCredit Private Banking	Total
Veneto	567	1	-	-	-	568	47	-	47	28	643
Emilia-Romagna	420	1	-	-	30	451	30	-	30	26	507
Piedmont	408	1	-	-	-	409	31	1	32	27	468
Lombardy	255	4	1	-	8	268	37	-	37	20	325
Latium	172	3	1	6	-	182	14	-	14	11	207
Friuli-Venezia Giulia	145	-	-	-	-	145	9	-	9	5	159
Apulia	97	1	1	-	-	99	8	-	8	6	113
Tuscany	69	1	1	4	-	75	14	-	14	6	95
Umbria	9	-	-	78	-	87	2	-	2	-	89
Marche	76	-	-	1	-	77	7	-	7	3	87
Trentino-Alto Adige	78	-	-	-	-	78	6	-	6	3	87
Campania	69	1	1	-	-	71	9	-	9	5	85
Liguria	54	1	-	-	-	55	7	-	7	4	66
Sicily	49	1	2	-	-	52	5	-	5	3	60
Sardinia	38	-	1	-	-	39	3	-	3	1	43
Abruzzo	21	-	-	-	-	21	4	-	4	1	26
Molise	22	-	-	-	-	22	1	-	1	-	23
Val d'Aosta	21	-	-	-	-	21	1	-	1	1	23
Calabria	16	1	1	-	-	17	3	-	3	-	20
Basilicata	4	-	-	-	-	4	2	-	2	-	6
Total	**2,590**	**15**	**9**	**89**	**38**	**2,741**	**240**	**1**	**241**	**150**	**3,132**

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Creative concept: Draft Italy

Graphic Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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May 2005



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